Filed Pursuant to Rule 253(g)(2)

File No. 024-12709

OFFERING CIRCULAR

DATED MARCH 23, 2026

Mode Mobile, Inc.

One East Erie Street, Suite 525

Chicago, IL 60611

www.modemobile.com

Up to

106,633,874 shares of Class AAA Common Stock(1)

Including up to 17,772,312 Bonus Shares(7) and 22,766,332 shares to be sold by selling securityholders(5)

We are offering, on a “best efforts” basis, a maximum of 106,633,874 shares of Class AAA Common Stock, composed of 66,095,230 shares to be offered directly for cash consideration of up to $33,047,615, a maximum of 17,772,312 shares to be issued as “Bonus Shares” for no additional cash consideration to eligible investors in this offering based on certain criteria, and 22,766,332 shares to be sold by selling stockholders for up to $11,383,166, the proceeds from which will be received directly by the selling securityholders, and not by us.(5)

Each purchaser of Class AAA Common Stock is limited to up to one Bonus Share for each Class AAA Common Stock purchased for $0.50 per share. See “Plan of Distribution and Selling Securityholders” for further details.

The minimum investment in this offering is $1,000, or 2,000 shares of Class AAA Common Stock, plus an investor fee equal to 2% or $20; however, the Company may accept subscriptions for a lower amount and waive its investor fee in its sole discretion.

	Price Per Share to the Public		Underwriting Discounts and Commissions, per share(2)	Proceeds to Company Before Expenses	Proceeds to other persons (5)
Per Share of Class AAA Common Stock(4)	$0.5000		$0.0150	$0.4850	$0.5000
Investor Fee Per Share(3)	$0.0100
Per Share Plus Investor Fee	$0.5100		$0.0153	$0.4947	$0.5000
Total Maximum Including Investor Fee (7)	$45,319,397	(6)	$2,484,582	$31,451,649	$11,383,166
Total Maximum Including Value of Bonus Shares and Investor Fee	$54,205,553	(8)	$2,484,582	31,451,649	$11,383,166

(1)	The Company is offering up to 66,095,230 shares of Class AAA Common Stock directly to investors (the “Cash Shares”) for up to a maximum of $33,047,615, plus up to 17,772,312 of additional shares of Class AAA Common Stock eligible to be issued as Bonus Shares to eligible investors at no additional charge based certain criteria. Additionally, 22,766.332 shares of Class AAA Common Stock are being offered by selling stockholders of the Company for up to $11,383,166, the proceeds from which will be received directly by the selling securityholders, and not by our Company. See “Plan of Distribution and Selling Securityholders” for further details.

(2)	The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (“Broker” or “DealMaker” or “Dealmaker Securities”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. Once the Commission has qualified the Offering Statement and this Offering commences, Broker will receive a cash commission equal to three percent (3.0%) of the amount raised in the Offering based on its sales. There is also a budgeted fee of $1,125,000 to be paid to a Broker affiliate for media management and supplementary marketing services on a case-by-case basis, but not to exceed the total. Neither the Broker nor its affiliates are charging compensation on Bonus Shares that are issued. See “Plan of Distribution and Selling Security Holders” for more details. In the case of a fully subscribed offering in which all investments are made through Broker, the maximum amount the Company would pay Broker and its affiliate $2,484,582 in underwriting compensation. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

(3)	Investors will be responsible for a transaction fee equal to two percent (2.0%) of the purchase price for shares of Class AAA Common Stock paid at the time of investment (the “Investor Fee”). Broker will receive commissions on the Investor Fee. If fully subscribed, this would represent a maximum commission of $26,658. See Plan of Distribution and for additional discussion of this Investor Fee. We note that the Investor Fee will only be based on the purchase price for shares in this Offering, and therefore will not be affected by any Bonus Shares investors receive in this Offering. All investments will have a maximum Investor Fee of $200.00, which represents the fee for a $10,000 investment.

(4)	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution and Selling Securityholders”

(5)	Shares of Class AAA Common Stock will be sold by selling securityholders of the Company only after the Company has received aggregate gross proceeds $5 million as a part of this Offering, which has already been met. This amount represents proceeds that will be received directly by the selling securityholders listed in this Offering Circular. See “Plan of Distribution and Selling Securityholders” for more information. Shares will be sold in proportion with the Cash Shares so that at no point will the selling securityholder shares be greater than 30% of the value of the Class AAA Common Stock issued in this Offering.

(6)	The total maximum gross offering proceeds that the Company may receive in this Offering is $33,936,230 (which includes the Investor Fees of $888,615 and potential proceeds from the sale of shares by the Company of $33,047,615). The remainder of this total represents the maximum offering proceeds that selling securityholders in this Offering may receive ($11,383,166).

(7)	Each purchaser of Class AAA Common Stock is limited to up to one-half of one Bonus Share for each Class AAA Common Stock purchased for $0.50 per share. Investors will be eligible for Bonus Shares regardless of whether shares are purchased from the Company or from Selling Stockholders. See “Plan of Distribution and Selling Securityholders” for further details, including the eligibility criteria to receive Bonus Shares in this Offering. We note that purchasing shares of Class AAA Common Stock on this offering is a requirement to receive Bonus Shares. Even if investors, existing stockholders of our Company or Mode Mobile users and/or members meet the criteria set forth in “Plan of Distribution and Selling Securityholders”, such as signing up for membership, attending webinars, entering sweepstakes, redeeming rewards points, or making referrals, they will not receive any Bonus Shares unless they purchase shares of Class AAA Common Stock for cash in this Offering Circular.

(8)	While the Company will not receive any additional consideration for the Bonus Shares nor the shares offered by selling shareholders issued as part of this Offering, pursuant to Rule 251(a), the total value of this Offering is $54,205,553, comprised of maximum gross offering proceeds to the Company of $33,936,230 (which includes Investor Fees of $888,615 and potential proceeds from the sale of shares by the Company of $33,047,615), the value of the potential proceeds selling securityholders in this Offering may receive of $11,383,166 and the value of the Bonus Shares of $8,886,156.

Bonus Shares are available to investors based on the criteria discussed below under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible may receive Bonus Shares equal to an amount that is 5% to 20% of the number of shares purchased. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum number of Bonus Shares.

By investing in this Offering, investors will become subject to the lock-up provision included in the subscription agreement. The terms of the lock-up provision is described in further detail in the “Securities Being Offered” section of this Offering Circular.

The Company is selling shares of Class AAA Common Stock.

The Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering, and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and reviewed by DealMaker Securities. Once investor subscriptions are accepted by the Company and reviewed by DealMaker Securities, funds will be deposited into an account controlled by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)I(c) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering is inherently risky. See “Risk Factors” on page 6.

Sales of these securities will commence on approximately March 20, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that the Company becomes a reporting Company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary — Implications of Being an Emerging Growth Company.”

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Implications of Being an Emerging Growth Company

The Company is not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because it is not registering its securities under the Exchange Act. Rather, it will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to the company’s business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which this offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the company may immediately suspend the Company’s ongoing reporting obligations under Regulation A.

If and when the Company becomes subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company it:

●	will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The Company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the Company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after the company’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time should it no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the Company would cease to be an “emerging growth company” if the Company has more than $1.07 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to the Company due to the fact that it may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

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SUMMARY

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Company”, “Mode”, “we”, “our” and “us” refer to Mode Mobile, Inc. Current (Gibraltar) Limited and NGL Labs, LLC, on a consolidated basis, unless the context indicates otherwise.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Mode Mobile Company Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before it changed its name to Mode Mobile, Inc. in 2022. Prior to that, the Company was originally founded as Nativ Mobile, LLC before a name change and conversion a Delaware corporation in 2021. The Company aims to unlock the full potential of the world’s most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people’s phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

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Selected Risks Associated With The Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have a limited operating history upon which to evaluate our performance and have not yet generated profits or net income.

●	We are constantly updating and advancing our technology and there is no guarantee that we will be able to find a product-market fit that will allow us to see consistent profits.

●	We conducted a token offering, through our Gibraltar-based subsidiary, which may open us up to future regulatory action or litigation.
●	We will be required to raise additional capital in order to continue to develop our technology and commercial ready versions of our product.

●	We rely on a small management team to execute our business plan.

●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

●	There is no current market for any shares of the Company’s stock.

●	The auditor included a “going concern” note in its audit report.

Offering Terms

Securities Offered by the Company	Maximum of 66,095,230 shares of Class AAA Common Stock at $0.50 per share for up to $33,047,615, plus up to 17,772,312 additional shares of Class AAA Common Stock eligible to be issued as Bonus Shares for no additional consideration. See “Plan of Distribution and Selling Securityholders” for more information on the eligibility criteria to receive Bonus Shares, which will only be offered to investors in this Offering.

Securities Offered by Selling Securityholders	Maximum of 22,766,332 shares of Class AAA Common Stock for up to $11,383,166 to be received by the selling securityholders.

Minimum Investment	The minimum investment in this offering is $1,000.00 or 2,000 shares of Class AAA Common Stock.
Securities outstanding before the Offering (as of December 31, 2025):
Class AAA Common Stock	572,117,247
Class A Common Stock	627,870,332
Class B Common Stock (1)	266,473,575
Class C Common Stock	11,155,245
Series Seed Preferred Stock	345,659,651

Securities outstanding after the Offering (assuming the maximum number of shares of Class AAA Common Stock are sold and/or issued in this offering).(2)
Class AAA Common Stock	678,751,121
Class A Common Stock	612,980,535
Class B Common Stock(1)	265,402,147
Class C Common Stock	11,155,245
Series Seed Preferred Stock	338,854,444

Use of Proceeds	The proceeds of this Offering will be used for acquisitions, product development, payroll, marketing, and general overhead. See the “Use of Proceeds” section of this Offering Circular for further details.

(1) Includes up to 244,274,506 shares issuable upon the exercise of options for Class B Common Stock.

(2) Assumes all 66,095,230 of Class AAA Common Stock offered for cash by the Company are sold, plus to the maximum of 17,772,312 Bonus Shares are issued in this Offering. Additionally, assumes all 22,766,332 shares of Class AAA Common Stock are sold by selling stockholders in this Offering. These shares of Class AAA Common Stock would be newly issued as a result of conversion by the following holders: 14,889,697 shares of Class A Common Stock, 6,805,207 shares of Series Seed Preferred Stock, and options exercisable for 1,071,428 shares of Class B Common Stock. This would therefore have the effect of reducing the number of issued and outstanding Class A Common Stock, Series Seed Preferred Stock, and Class B Common Stock by those amounts.

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The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

RISK FACTORS

Risks Related to Our Company

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

While we were first organized in 2015, we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2020, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2024, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

If the Company cannot raise sufficient funds, it will not succeed.

The Company may receive up to a maximum of approximately $33 million from the sale of Class AAA Common Stock in this Offering, with additional proceeds going to selling securityholders. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Any valuation at this stage is difficult to assess.

The implied valuation for the Offering was established by the Company. Unlike listed companies, where there is an existing trading market through which companies may be valued by market-driven stock prices, there is no existing trading market for our securities. As such, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Our subsidiary conducted a token offering which may open us up to future regulatory action or litigation.

In 2018, our Gibraltar-based subsidiary, Current (Gibraltar) Limited, conducted and completed a security token offering where we offered $CRNC tokens to investors in consideration for their investments, the proceeds of which are to be used to build out a rewards earning system. The token offering was conducted pursuant to the registration exemption under Rule 506(b) of Regulation D. If the SEC or other regulatory bodies determine that the token offering constituted the sale of securities without compliance with applicable exemptions, the Company may face regulatory enforcement actions, fines, and legal proceedings. Such actions could result in significant financial and reputational harm, as well as diversion of management resources to address regulatory compliance matters. Investors should be aware that regulatory scrutiny and legal challenges in the cryptocurrency space are ongoing, and adverse regulatory outcomes could materially and adversely affect the Company’s operations and financial condition. The Company may also be required to undertake remedial measures, cease certain activities, or restructure its operations to comply with securities laws, which could further impact its business and financial performance.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company’s future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Dan Novaes, and our Chief Technology Officer, Kiran Panesar. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

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Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on Mode Mobile or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mode Mobile could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users’ data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

A significant data breach or a perceived failure to protect the privacy of our customers’ data could cause irreparable damage to our reputation, resulting in a loss of confidence in our security protocols and substantial customer churn.

Our business is heavily dependent on the trust our customers place in our ability to securely manage their sensitive information and maintain the integrity of our digital environment. Any actual or perceived security breach, regardless of its origin or the materiality of the data compromised, could severely tarnish our brand and diminish our standing in the marketplace. Such an event would likely result in an immediate increase in customer churn and could significantly impair our ability to attract new clients, particularly those in highly regulated industries that require rigorous security certifications. If our reputation is damaged, we may be forced to offer substantial discounts or costly incentives to retain existing business, and the long-term impact on our brand equity may not be remediable through marketing or defensive PR efforts. Furthermore, any negative publicity resulting from a security incident—whether or not such publicity is accurate—could divert management’s attention and lead to a sustained decline in our competitive position, which would have a material adverse effect on our business, financial condition, and results of operations.

Risks Associated with the Company’s Acquisition Strategy

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy includes acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. While we have already made two acquisitions, if we are unable to identify or complete additional suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect. This also applies to the two acquisitions we have made to date, which are continuing to integrate into our platform and business operations.

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We may incur additional indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are seeking to raise in this Offering. As a result, we may be required to incur additional indebtedness when making acquisitions, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on future acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We have already issued equity securities to finance one acquisition, which has resulted in dilution to our stockholders. We may issue additional equity when making future acquisitions, will result in continued dilution for our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

Our acquisition strategy depends in part on our ability to cross-market our products to newly acquired customer bases; any failure to successfully execute this strategy could prevent us from realizing the anticipated benefits of our acquisitions.

A key component of our business strategy is the acquisition of complementary businesses and the subsequent cross-marketing of our existing product suite to the newly acquired customer base. Our ability to achieve the anticipated synergies and revenue growth from these acquisitions depends on our success in integrating disparate customer groups and marketing techniques.

We may face significant challenges in these efforts, including customer resistance to new product offerings, perceived conflicts in brand positioning, or the inability of our marketing and sales teams to effectively communicate the value proposition of a broader portfolio. If these customers do not perceive the benefits of our integrated solutions, or if we fail to maintain the high level of product quality they expect, we may experience higher-than-anticipated customer churn and a failure to recoup our investment in the acquisition. Furthermore, if our cross-marketing efforts are overly aggressive or poorly executed, we risk alienating acquired customers, which could damage the goodwill of the acquired brand and result in a material adverse effect on our projected revenue and long-term financial performance.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company’s stock.

There is no existing trading market for the resale of the Company’s Class AAA Common Stock being sold in this Offering. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. If an investor seeks to find a secondary buyer for resale of their securities, without an existing trading market establishing a market price for the securities, the investor may not be able to find a purchaser that values the securities at the same price. The Company currently has no plans to list any of its shares on any OTC or similar exchange. It is also unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Investors will be required to agree to hold their shares for at least 12 months if the Company begins trading on a securities exchange following an IPO or other event.

Under the terms of the subscription agreement that investors must sign to purchase shares in this Offering, investors are required to agree to not transfer their shares received in this Offering for a period of 12 months after the Company consummates a firm-commitment underwritten public offering or other specified event (which are set forth in the Company’s Amended and Restated Certificate of Incorporation) that results in the Company’s securities being traded on a national securities exchange. This type of prohibition on transfer is often referred to as a “lock-up” provision. The result is that investors in this Offering will not be able to sell their shares even if there is a public market until the lock-up has expired. This, in addition to the current absence of a public market, means investors should only purchase the Class AAA Common Stock in this Offering if they are willing to have the money paid for these securities tied up for a long time.

We have not set a minimum offering amount for this Offering.

We have not set a minimum offering amount for this Offering and funds received will not be deposited into a third-party escrow account prior to their release to the Company. This means that we will accept and have access to funds as they are received, but we may never raise enough to execute the business plan or even cover the costs of the Offering.

Our Company is controlled by few shareholders.

A substantial majority of the Company’s outstanding voting securities are held by one shareholder, who can therefore exert significant control over the Company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the Company.

Investors in this Offering are purchasing Securities with No Voting Rights.

The Class AAA Common Stock that we are offering to investors in this offering has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investment.

8

The Company has issued and outstanding shares of preferred stock with rights superior to those of the Class AAA Common Stock being offered in this Offering, including a liquidation preference.

The Company has Series Seed Preferred Stock issued and outstanding that entitles its holders to a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain other events (such as, but not limited to, a merger, reorganization or consolidation). In such an event, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of any classes of the Company’s Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (which is currently is $0.01345679), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such event. As such, it is possible that, in such a liquidation event, investors in this Offering would not receive any distributions of cash or other assets from the Company. See “Securities Being Offered” for more information on the liquidation preference.

Our potential issuance of Bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to Bonus Shares in this Offering, which results in an effective discount on any shares purchased. These shares will immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify for a lesser amount of Bonus Shares than other investors, who will effectively pay less per share.

There is a fixed number of Bonus Shares, and therefore certain investors may not receive Bonus Shares even if they meet the criteria to receive Bonus Shares.

We have authorized up to 17,772,312 shares of Class AAA Common Stock to be issued as Bonus Shares to investors in this Offering. The Company will not issue more Bonus Shares than this amount. It is possible that, prior to the Company raising the maximum offering amount in this offering of $44,430,781, before the investor fee, it will have issued all 17,772,312 Bonus Shares. If that occurs, investors in this offering that meet the eligibility requirements to receive Bonus Shares will not receive them.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, you should not invest in this Offering if you are unable to withstand losing your entire investment. Each purchaser should read this Offering Circular and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company’s management has discretion as to use of proceeds.

The proceeds from this Offering will be used for the purposes described under “Use of Proceeds.” The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Class AAA Common Stock hereby will be entrusting their funds to the Company’s management, upon whose judgment and discretion the investors must depend.

The Company’s future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our valuation and the offering price of our Class AAA Common Stock have been established internally and are difficult to assess.

The Company has set the price of its Class AAA Common Stock at $0.50 per share, plus a 2% Investor Transaction Fee, see “Securities Being Offered” for further details on this fee. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party or established trading market and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See “Dilution” for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

9

The Company may fundraise at a price per share lower than offered to investors in this Offering.

The Company may seek to raise additional capital in other offerings of its equity securities (including, but not limited to, offerings under RuI506(c) of Regulation D). In any such offerings, the Company may offer shares of its Class AAA Common Stock at a price per share lower than what is available to investors in this Offering, and could also result in additional dilution to investors in this Offering.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our Amended and Restated Certificate of Incorporation includes a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Company Law, our Amended and Restated Certificate of Incorporation, as amended or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Amended and Restated Certificate of Incorporation provides that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Amended and Restated Certificate of Incorporation a court could rule that such a provision is inapplicable or unenforceable.

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Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

11

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $0.50 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Date Issued	Issued Shares		Potential Shares	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2021	627,870,232		0	627,870,232	$-.000
Class B Common Stock	2021	22,199,069		0	22,199,069	$0.00917
Class C Common Stock	2023	11,155,245		0	11,155,245	$-.000
Series Seed Preferred Stock	2021	345,659,651	(1)	0	345,659,651	$0.00504
Class AAA Common Stock	2023-2025	283,536,224		0	283,536,224	$0.07757

Warrants for Class AAA Common Stock	2023-2025	0		4,055,208	4,055,208	$0.01888

Options for Class B Common Stock
$0.0069 Strike Price	2023-2025	0		201,675,253	201,675,253	$0.00690
$0.01 Strike Price	2023-2024	0		7,681,077	7,681,077	$0.01000
$0.056 Strike Price	2025	0		23,893,480	23,893,480	$0.05600

Total Common Share Equivalents		1,579,001,444		237,305,018	1,816,306,462	$0.01477

Investors in Class AAA Common Stock, assuming full amount raised		83,867,542,	(2)(3)	0	83,867,542	$0.39405

Total After Inclusion of this Offering		1,662,868,986		237,305,018	1,900,174,004	$0.03151

(1)	Assumes conversion of all Series Seed Preferred Stock to Class A Common Stock
(2)	Does not include shares that may be sold by selling securityholders.
(3)	Assumes the issuance of 100% of the available bonus shares (i.e. 17,772,312 shares).

The following table demonstrates the dilution that new investors will experience upon investment in the Company. The price per share in this table reflects the price of Class AAA Common Stock in the Offering of $0.50. This table uses the Company’s audited net tangible book value as of December 31, 2024 of $10,540,831 which is derived from the net equity of the Company in the December 31, 2024 audited financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all warrants and stock options outstanding. While not every outstanding warrant or option may be exercised, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. To further illustrate the dilution that investors may experience, the second and third tables illustrate dilution including authorized, but unissued stock options, and solely on the basis of outstanding equity securities, respectively.

The offering costs assumed in the following table includes up to $2,484,582 in commissions and other fees to Broker and affiliates incurred for this Offering. The table presents three approximate scenarios for the convenience of the reader: a $5 million raise from this Offering, a $10 million raise from this Offering, and $44 million raised from this Offering, which is not including the investor fees collected, if the offering is fully subscribed.

12

	$3 million		$10 million		$44 million
On Basis of Full Conversion of Issued Instruments	Raise	(1)	Raise	(1)	Raise	(1)
Price Per Share	$0.50		$0.50		$0.50
New Shares Issued	7,200,000	(2)	18,620,355	(2)	83,867,542	(2)
Capital Raised (6)	$3,000,000		$7,310,178		$33,047,615
Less: Offering Costs	$(1,216,800	) (3)	$(1,431,000	) (3)	$(2,484,582	) (3)
Net Offering Proceeds	$1,783,200		$5,879,178		$30,563,033
Net Tangible Book Value Pre-Financing	$12,080,015	(4)	$12,080,015	(4)	$12,080,015	(4)
Net Tangible Book Value Post-Financing	$13,863,215		$17,959,193		$42,643,048

Shares Issued and Outstanding Pre-Financing	1,395,246,987	(5)	1,395,246,987	(5)	1,395,246,987	(5)

Post-Financing Shares Issued and Outstanding	1,344,358,791		1,355,779,146		1,421,026,333

Net Tangible Book Value Per Share Prior To Offering	$0.01		$0.01		$0.01
Increase/(Decrease) Per Share Attributable to New Investors	$0.00		$0.00		$0.02
Net Tangible Book Value Per Share After Offering	$0.01		$0.01		$0.03
Dilution Per Share To New Investors ($)	$0.49		$0.49		$0.47
Dilution Per Share to New Investors (%)	97.94%		97.35%		94.00%

(1)	Excludes proceeds from selling securityholders.
(2)	Assumes the issuance of all the available bonus shares (i.e. 17,772,312 shares), including bonus shares that would be issued from the purchase of shares sold by selling securityholders.
(3)	Assumes DealMaker costs, which include commission of 3% as well as a maximum of $1,125,000 paid to DealMaker for other services. Includes commissions paid on selling securityholders. This does not include an anticipated 2% for payment processing expenses and $58,000 for legal and accounting fees.
(4)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding stock options and warrants discussed in (5). The Net Tangible Book Value without the adjustment is equal to $10,540,831.
(5)	Assumes conversion of all issued preferred shares to common stock and conversion of 209,713,228 outstanding stock options (providing proceeds of $1,465,621 to net tangible book value) and conversion of 3,721,875 outstanding warrants (providing $73,563 to net tangible book value).
(6)	Above table does not include the investor fee collected with each investor total processed.

13

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 37,549,600 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

	$3 million		$10 million		$44 million
On Basis of Full Conversion of Issued Instruments	Raise	(1)	Raise	(1)	Raise	(1)
Price Per Share	$0.50		$0.50		$0.50
New Shares Issued	7,200,000	(2)	18,620,355	(2)	83,867,542	(2)
Capital Raised (6)	$3,000,000		$7,310,178		$33,047,615
Less: Offering Costs	$(1,216,800	) (3)	$(1,431,000	) (3)	$(2,484,582	) (3)
Net Offering Proceeds	$1,783,200		$5,879,178		$30,563,033
Net Tangible Book Value Pre-Financing	$12,080,015	(4)	$12,080,015	(4)	$12,080,015	(4)
Net Tangible Book Value Post-Financing	$13,863,215		$17,959,193		$42,643,048

Shares Issued and Outstanding Pre-Financing	1,432,796,587	(5)	1,432,796,587	(5)	1,432,796,587	(5)

Post-Financing Shares Issued and Outstanding	1,381,908,391		1,393,328,746		1,458,575,933

Net Tangible Book Value Per Share Prior To Offering	$0.01		$0.01		$0.01
Increase/(Decrease) Per Share Attributable to New Investors	$0.00		$0.00		$0.02
Net Tangible Book Value Per Share After Offering	$0.01		$0.01		$0.03
Dilution Per Share To New Investors ($)	$0.49		$0.49		$0.47
Dilution Per Share to New Investors (%)	97.99%		97.42%		94.15%

(1)	Excludes proceeds from selling securityholders
(2)	Assumes the issuance of all the available bonus shares (i.e. 17,772,312 shares), including bonus shares that would be issued from the purchase of shares sold by selling securityholders
(3)	Assumes DealMaker costs, which include commission of 3% as well as a maximum of $1,125,000 paid to DealMaker for other services. Includes commissions paid on selling securityholders. This does not include an anticipated 2% for payment processing expenses and $58,000 for legal and accounting fees.
(4)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding stock options and warrants discussed in (5). The Net Tangible Book Value without the adjustment is equal to $10,540,831.
(5)	Assumes conversion of all issued preferred shares to common stock and conversion of 209,713,228 outstanding stock options (providing proceeds of $1,465,621 to net tangible book value), conversion of 3,721,875 outstanding warrants (providing $73,563 to net tangible book value), and conversion of authorized, but unissued stock options of 37,549,600 (no adjustment for proceeds contemplated in the calculation).
(6)	Above table does not include the investor fee collected with each investor total processed.

14

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

	$3 million		$10 million		$44 million
On Basis of Full Conversion of Issued Instruments	Raise	(1)	Raise	(1)	Raise	(1)
Price Per Share	$0.50		$0.50		$0.50
New Shares Issued	7,200,000	(2)	18,620,355	(2)	83,867,542	(2)
Capital Raised (5)	$3,000,000		$7,310,178		$33,047,615
Less: Offering Costs	$(1,216,000	) (3)	$(1,431,000	) (3)	$(2,484,582	) (3)
Net Offering Proceeds	$1,783,200		$5,879,178		$30,563,033
Net Tangible Book Value Pre-Financing	$10,540,831		$10,540,831		$10,540,831
Net Tangible Book Value Post-Financing	$12,324,031		$16,420,009		$41,103,864

Shares Issued and Outstanding Pre-Financing	1,181,811,884	(4)	1,181,811,884	(4)	1,181,811,884	(4)

Post-Financing Shares Issued and Outstanding	1,130,923,688		1,142,344,043		1,207,591.230

Net Tangible Book Value Per Share Prior To Offering	$0.01		$0.01		$0.01
Increase/(Decrease) Per Share Attributable to New Investors	$0.00		$0.01		$0.03
Net Tangible Book Value Per Share After Offering	$0.01		$0.01		$0.03
Dilution Per Share To New Investors($)	$0.49		$0.49		$0.47
Dilution Per Share to New Investors(%)	97.82%		97.13%		93.19%

(1)	Excludes proceeds from selling securityholders
(2)	Assumes the issuance of all the available bonus shares (i.e. 17,772,312 shares), including bonus shares that would be issued from the purchase of shares sold by selling securityholders
(3)	Assumes DealMaker costs, which include commission of 3% as well as a maximum of $1,125,000 paid to DealMaker for other services. Includes commissions paid on selling securityholders. This does not include an anticipated 2% for payment processing expenses and $58,000 for legal and accounting fees.
(4)	Assumes conversion of all issued preferred shares to common stock.
(5)	Above table does not include the investor fee collected with each investor total processed.

15

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

16

USE OF PROCEEDS TO THE ISSUER

Please see the table below for a summary our intended use of proceeds from this Offering under various raise scenarios:

	**No Minimum Offering		Maximum Offering
Total Gross Cash Proceeds	$3,000,000	$10,000,000	$45,319,397
To Selling Securityholders	$0	$2,689,822	$11,383,166
Commissions & Variable Expenses	$1,216,800	$1,431,000	$2,484,582
Transaction Fees Charged To Investors	$-60,000	$-200,000	$-888,615
Fixed Costs	$58,000	$58,000	$58,000

Total Net Proceeds	$1,785,200	$6,021,178	$32,282,264

Use of Net Proceeds	Amount	%	Amount	%	Amount	%
Payroll	$0	0%	$0	0%	$3,228,226	10%
Product Development	$0	0%	$0	0%	$3,228,226	10%
Marketing & Advertising	$446,300	25%	$1,505,294	25%	$8,070,566	25%
General & Administrative	$446,300	25%	$1,505,294	25%	$6,456,453	20%
Asset Acquisitions	$892,600	50%	$1,505,294	50%	$11,298,792	35%
Total Use of Proceeds	$1,785,200		$6,021,178		$32,282,264

Because the Offering is a “best efforts,” we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The above table assumes commissions and expenses payable to Broker, which, include commissions of 3%, the 2% investor fee, as well as a maximum of $1,125,000 paid for other services, plus legal and accounting expenses totaling $58,000. The table above also includes commissions paid on shares sold by selling securityholders. It also includes the collected investor fees by the company and the expected use of those to pay the estimated payment processing fees of 2% on all shares sold.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

OUR BUSINESS

Company Operations & Product Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world’s most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people’s phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

Products

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Since 2019, Mode has generated over $75 million in revenue from advertisers and continues to grow annually.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The ModePhone’s software is similar to the Mode Earn App, but includes more functionality and lives in the form of an Operating System. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

In 2023, the Company launched a new subscription software product, called the Mode Earn Club, whereby our users pay a monthly fee for access to our rewards ecosystem. In this new product, the Company keeps 100% of the subscription revenue and the user receives up to 100% faster earnings within EarnOS. This product is already generating revenue for the Company, but is still in beta phase and may change over time based on its performance with our existing user base and in the market.

In January 2025, the Company acquired Applock PRO, a mobile security app for Android that protects private apps, photos, and data by locking them with passwords, patterns, fingerprints, or knock codes, preventing unauthorized access to social media, messages, banking apps, and even system settings like Wi-Fi and Bluetooth. It offers features like intruder selfies, fake error screens, customizable themes, and the ability to hide its own icon to safeguard your privacy from snoopers. Applock PRO earns the majority of its revenue through in-app advertising and is already integrated with Mode’s EarnOS software.

In December 2025, the Company acquired Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application that offers exciting and intriguing Q&A games between users that aim to strengthen the connections and friendships between users on the app. NGL is a social app that has over 125 million monthly active users across web and mobile. As a part of this acquisition, two existing employees of NGL stayed on to support the app. The integration of NGL into the Mode Mobile portfolio will focus on three key areas:

1.	Audience Expansion: Immediately gaining access to NGL’s vast and active Generation Z user base, a demographic that the Company believes is highly sought after by advertisers.
2.	Monetization Synergy: Integrating EarnOS features into the NGL app, allowing NGL users to earn rewards for engagement, subscriptions, and ad interaction, which aligns with Mode Mobile’s core value proposition of compensating users for their time.
3.	Product Deepening: Leveraging NGL’s viral growth mechanisms and social DNA to enhance the Mode Mobile platform’s overall engagement and stickiness.

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Trademarks

The Company has protected its trademarks, which is a key part of its business operations and overall corporate strategy. A summary of its trademarks can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Key Suppliers

The Company sources its EarnPhone from Skyworth, a manufacturer based in China. The Company does not have an exclusive relationship with this supplier and can easily source new partners to manufacture the EarnPhone.

Competition

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

While the majority of smartphone manufacturers do not offer an integrated rewards-based operating system like the EarnOS, we do also view smartphone manufacturers like Apple, Samsung, Nokia, and others as indirect competitors to the Mode EarnPhone.

Customers

Our customer base, since founding, consists of over 40,000,000 users spread across over 170 countries, who have downloaded the Mode Earn App or purchased the Mode EarnPhone. To date, our users and customers have earned and saved over $350,000,000 by interacting with our technology. The Company typically acquires customers by advertising on social media and search channels such as Google and Meta (Facebook and Instagram).

The Company also counts members of its Mode Earn Club as customers, each of which pay anywhere from $1 to $20 per month to be a member of the Club and earn additional savings and benefits.

The Company also sells its EarnPhone through certain third party retailers, which then sell the EarnPhone to their customers. These third-party retailers include BestBuy, Amazon, Walmart, Newegg, Adorama, Groupon, Mason, Dailysteals, eBay, Reebelo, and UnbeatableSale. The Company uses an in-house business development team, led by its CEO, to acquire new retailers and distribution channels.

The Company also views its advertising partners as customers. The Company has agreements with these advertising partners whereby the partners pay the Company based on how the Company’s customers and users interact with various websites and mobile applications. No single advertising partner makes up more than 15% of the Company’s advertising revenue.

Current (Gibraltar) Limited & $CRNC (EARN’M) Token Issuance

The Company also has an affiliate, Current (Gibraltar) Limited (“CGL”), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the “EARN’M Network” (f/k/a $CRNC Network)). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the EARN’M Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering EARN’M (f/k/a $CRNC) tokens to investors in advance of the EARN’M launch.

The further buildout of the EARN’M Network will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARN’M token (f/k/a $CRNC token) on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN’M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN’M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN’M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation was established by CGL, it is not deemed a related party. This is because now that the EARN’M Network has launched, its operations have become vested in the foundation itself. The foundation’s purpose is to allow stakeholders of the EARN’M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN’M Foundation’s launch , however this oversight ceased once EARN’M stakeholders assume control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN’M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN’M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Employees

The Company currently has 65 team members (23 full-time employees and 42 full-time contractors), and 7 part-time contractors. These team members are spread out across 18 countries. Approximately 35% of the Company’s team members are based in the United States and all of the Company’s executive officers and directors are based in the United States.

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Regulation

By virtue of handling our user’s data, we are subject to numerous statutes related to data privacy, and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover.

ePrivacy Directive

The ePrivacy directive sets out the rules relating to the processing of personal data across public communications networks. This directive requires business to ensure consent requests are made and that consent is received from the user before the use of cookies is made. Businesses must communicate the privacy rules with accurate and specific information regarding the data contained in the cookie. Information must be communicated before the consent requests are made, in plain language. Organizations must ensure that users are able to withdraw consent in the same simple manner as the initial consent request.

CRPA and CCPA

The CRPA and CCPA define and establish various rights that consumers residing in California have over the privacy of their data along with the responsibilities of businesses when collecting personal information. It requires businesses that control the collection of consumers’ personal information to inform them of the category, purpose and duration the business intends to retain such information. It lists the consumers’ right to correct their data and have their data deleted. Customers may also exercise their right to limit the sale or sharing of their personal or sensitive personal information. Fines for non-compliance can range from $100 to $750 per consumer per incident. Additionally, in certain cases the California Privacy Protection Agency may impose administrative fines ranging from $2,500 to $7,500 for each violation.

Acquisition Strategy

Acquiring complementary businesses and assets is a key part of the Company’s strategy and plan of operations. In the last 12 months, the Company has made the following acquisitions:

Applock PRO

In January 2025, the Company closed on $5,000,000 of debt financing to acquire the assets associated with Applock PRO from Eywin Bilgi Teknolojileri A.S for a total cash consideration of $6,583,781 at closing date. The debt has an interest rate equal to the greater of (i) 13.25% interest per annum or 8.50% + SOFR (Secured Overnight Financing Rate). The debt will be paid based on the following schedule: interest-only payments for the first 6 months, then thirty monthly payments of $166,666 plus interest thereafter. The debt is secured by the assets of the Company (and the security interest will continue to be senior to all other security interests in the Company’s assets while the debt is outstanding) which the Company must comply with certain financial covenants while the debt is outstanding, including maintaining at least $4.5 million in cash, and maintaining minimum revenue and EBITDA thresholds. The Company believes these requirements do not constrain or burden the Company’s operations.

In addition, as a condition of the debt financing, the Company has issued a warrant to the lender to acquire up to 6,000,000 shares of the Company’s Class AAA Common Stock. The warrant may be exercised at a price of $0.125 per share and expires on January 24, 2032. A copy of this warrant is filed as exhibit 3.6 to the offering statement of which this offering circular forms a part.

NGL Labs

In December 2025, the Company acquired NGL Labs, LLC, which owns and operates Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application. Mode Mobile purchased 100% of the outstanding units of NGL Labs, LLC as well as all of the business operations, assets, and liabilities, minus any debt, of NGL Labs, LLC.

The Company paid a total of $55,000,000 to purchase NGL from its founders. The purchase price was comprised of 29,333,344 shares of Class AAA Common Stock of Mode Mobile representing a total fair value of $14,666,667, contingent consideration in the form of additional tranches of shares to be issued upon the first and second anniversaries representing a total fair value of $7,333,333, promissory notes payable due to sellers representing a total fair value of $11,000,000 and $22,000,000 in cash. The seller promissory notes payable have total principal of $11,000,000 and interest rates of 3.71%, with 50% of the notes to be repaid 12 months after funding and the remaining 50% to be repaid 24 months after funding.

The foregoing description of the promissory notes and acquisition transaction are qualified by reference to the full text of the promissory notes and merger agreement, which are filed as exhibits 6.4, 6.5, 6.6, and 7, respectively, to the Offering Statement of which this Offering Circular forms a part.

Future Acquisitions

The Company intends to make additional strategic acquisitions of assets over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring specific complimentary assets, and/or acquiring key technology, know-how, and personnel. These acquisitions are likely to be undertaken with a mixture of both cash and stock. Potential targets include assets associated with businesses/apps in the rewards & loyalty space, gaming portfolios, launcher and lock screen products and other earnings-related verticals.

When reviewing potential acquisition targets, the Company plans to look for the following:

●	Product compatibility
●	Year over year revenue growth
●	Current profitability
●	Strong user growth and retention
●	Attractive user acquisition metrics (ROAS, LTV/CAC ratio etc.)

The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.

THE COMPANY’S PROPERTY

Mode Mobile, Inc. is a fully remote, U.S.-based company and as such, does not have a central headquarters from which it conducts its operations. The Company has limited fixed assets consisting mostly of computer hardware used by employees. The Company’s current mailing address is One East Erie Street, Suite 525, Chicago, IL 60611.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The audited financials and overall financial discussion in this Offering cover the consolidated financials for both Mode Mobile, Inc., which was incorporated in 2015 and Current (Gibraltar) Limited, which was incorporated in 2018.

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Operating Results

For the Fiscal Years Ending December 31, 2024 and 2023

Mode Mobile generated net revenues of $12,165,275 during the fiscal year ending December 31, 2024 compared to $8,226,428 during the fiscal year ending December 31, 2023, representing a 47.88% increase, which was the Company believes was primarily the result of increased sales and marketing activities, as well as additional revenues from new products, including the Mode Earn Club (which launched in 2023) and newsletter advertising revenue. The majority of the revenues the Company earned in both periods was earned through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. The Mode Earn Club is another growing driver of revenue in the business. The Company had costs of net revenues of $1,110,492 and $956,463, respectively, during the fiscal years ending December 31, 2024 and 2023. Cost of net revenues includes payment processing fees, EarnPhone hardware costs, website hosting, and revenue share payouts. The Company’s gross margin for the fiscal year ending December 31, 2024 was 90.87% compared to 88.37% for the year ended December 31, 2023. The improvement in gross margin was primarily related to increased income in 2024 realized from the launch of new revenue streams in 2023, including the Mode EarnClub, as well as the Company’s efforts to cut less profitable market and customer segments.

Operating expenses of the Company for both the years ended December 31, 2024 and 2023 primarily consisted of customer acquisition costs (i.e. sales and marketing) and employee and contractor compensation related to software development and general and administrative expenses. Operating expenses during the fiscal year ending December 31, 2024 amounted to $14,790,807, a 10.81% increase from $13,348,026 during the fiscal year ending December 31, 2023. Sales and marketing expenses consisted primarily of digital advertising costs on social media and search platforms such as Meta and Google, which totaled $5,842,705 during the fiscal year ending December 31, 2024 and $4,906,434 during the fiscal year ending December 31, 2023, or a 19.08% increase period over period. This increase in sales and marketing costs was related to the Company’s decision to increase advertising spend to grow more profitable segments of its product line, including the Mode Earn App and Mode Earn Club, among others. Sales and marketing expenses also include rewards that are paid out to Mode Mobile users. Additionally, the Company recognized research and development expenses of $4,240,451 for the year ending December 31, 2024 versus $5,190,493 for the year ending December 31, 2023, which was an 18.30% decrease year over year. The decrease in research and development expenses was primarily driven by the Company hiring less contractor labor to assist with product development. General and administrative expenses consisted primarily of executive and operational payroll costs, professional services, and overhead expenses, which totaled $4,707,651 for the year ending December 31, 2024 versus $3,244,007 for the year ending December 31, 2023, representing a 45.12% increase. The increase across general and administrative expenses was primarily related to increased hiring across full-time hires and contractors, as well as additional operational expenses to support the Company’s previously launched product offerings and planned future product development.

In addition to the above, the Company recognized total other income of $478,042 during the fiscal year ending 2024, versus $2,719,528 during the fiscal year ending 2023, which was a decrease of 82.42% period over period. Of the total other income recognized, the biggest driver of the decrease was related to approximately $465,000 in Employee Retention Credits received during 2023 that was not received in 2024, and a one-time $1,6952,511 entry to other income in fiscal year 2023 that was the result of the Company removing all liability it has from the issuance of $CRNC (EARN’M) tokens, which was recorded as a gain.

As a result of the foregoing, the Company realized a net loss of $3,257,982 for the fiscal year ending December 31, 2024 – a 2.99% decrease in net loss compared to a net loss of $3,358,533 during the fiscal year ending December 31, 2023.

For the Six Months Ended June 30, 2025 and 2024

For the six-months ended June 30, 2025 (“Interim 2025”), the Company recognized $9,168,267 in revenue, compared to $6,005,664 for the six-months ended June 30, 2024 (“Interim 2024”), representing a period over period increase of 53%. The Company also recognized $505,405 in costs of net revenue in Interim 2025, compared with $662,820 for Interim 2024, representing a 24% decrease. Finally, the Company saw gross profit of $8,662,862 and gross margin of 94% for Interim 2025, compared to gross profit of $5,342,829 and gross margin of 89% for Interim 2024. This improvement in revenue, gross margin, and gross profit for Interim 2025 compared to Interim 2024 was the result of the Company’s efforts to cut less profitable market and customer segments, which led to reduced costs in Interim 2025 compared to Interim 2024, and also realization of revenue streams from the launch of new, more profitable products, including the Mode Earn Club, which launched in 2023. Additionally in January 2025, the Company acquired the Applock app, which was yet another reason the Company saw a period over period increase in revenue.

Mode’s operating expenses primarily consist of customer acquisition costs, employee and contractor compensation related to software development and general and administrative expenses. For Interim 2025, total operating expenses were $9,724,0158 compared to $7,640,405 for Interim 2024, representing a period over period increase of 27%. This increase was primarily related to a 33% increase in sales and marketing expenses, which increased from $3,222,263 for Interim 2024 to $4,297,627 for Interim 2025, as the Company increased its user acquisition efforts. Additionally, general and administrative expenses increased by 67% from $2,037,021 for Interim 2024 to $3,393,917 for Interim 2025 as the Company made additional hires and increased infrastructure costs to support its expanded product offerings. Finally, the Company recognized research and development expenses of $2,032,470 for Interim 2025, compared to $2,381,121 for Interim 2024, representing a 15% decrease, as the Company scaled product development efforts back slightly.

Additionally, the Company recognized other income of $259,039 for Interim 2025, as compared to other income of $360,941 for Interim 2024, representing a period over period decrease of 28%. This decrease was primarily related to reduced gains on crypto currency assets that the Company recognized in 2024.

As a result of the above, the Company recognized a net loss of $802,114 for Interim 2025, which was a 59% improvement in net loss of $1,936,620 for Interim 2024.

Liquidity and Capital Resources

As of June 30, 2025, Mode’s cash-on-hand was $15,984,812 compared to $6,886,520 as of December 31, 2024. As of June 30, 2025 and December 31, 2024, the Company had no outstanding debt, other than an accounts payable balance of $2,667,129 and $1,461,512 as of June 30, 2025 and December 31, 2024, respectively. Additionally, the Company had an accrued expenses balance of $4,421,033 and $3,055,817 as of June 30, 2025 and December 31, 2024, respectively The Company also had accounts receivable of $3,888,350 and $2,528,982 as of June 30, 2025 and December 31, 2024.

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While the Company is generating revenues, the Company has recognized a net loss during the six months ended June 30, 2025 as well as the year ended December 31, 2024, and continues to rely on investor financing to support its operations, including a Regulation A offering, which launched on July 24, 2024 and continued into 2025.

The Company has collected approximately $45,000,000 in gross proceeds from its previous Regulation A Offering. Prior to the completion of an offering, offering costs are capitalized by the Company. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2025 and December 31, 2024, the Company had capitalized $0 and $4,454,737 in deferred offering costs.

Also during 2025, the Company undertook two offerings under Regulation Crowdfunding, raising a total of $4,871,762, issuing approximately 17,614,675 shares of Class AAA Common Stock. Additionally, the Company is currently raising money from an offering pursuant to Rule 506(c) of Regulation D. As of December 2025, the Company has raised approximately $8,553,537 in gross proceeds and issued approximately 52,630,610 shares of Class AAA Common Stock in this offering. Over the next few years, the Company plans to continue leveraging Regulation A, other forms of equity crowdfunding, and debt instruments to finance growth and its acquisition strategy.

Additionally, in April 2025, the Company received an investment of $3 million from a venture capital firm in the media industry in exchange for shares of Class AAA Common Stock. This investment was in the form of media credits, which Mode Mobile can use towards marketing.

Trend Information

Historically, the majority of the revenue the Company has earned has been through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. However, with the introduction of new products like the Mode Earn Club, the Company now has a more diverse mix of revenue streams with stronger gross margins. Throughout 2024 and 2025, the Company continued to focus on scale and engagement, including investing in revenue initiatives we believe have greater potential profitability, including Mode Earn Club and advertising sales revenue, as well as expanding into international markets. In 2025, the Company continued to focus in achieving profitability and as of December 2025 it reached this goal (based on the Company’s internal unaudited financial data), partially through its acquisition strategy and partially through improved gross margin and more diverse revenue streams. Over the next few years, the Company will continue to invest in improving product quality and launching expanded product offerings, as well as continuing to expand its product offerings and customer base through strategic acquisitions.

In January 2025, the Company acquired the assets associated with the Applock PRO app, which has already driven incremental revenue and gross margin for the Company as discussed above. Additionally, in December 2025, the Company acquired NGL Labs, LLC and the NGL app. The Company took on additional debt to finance these two acquisitions, which is currently reflected on the Company’s balance sheet. The details of this debt can be found above the “Our Business” section of this Offering Circular. The Company does not expect there to be any material or one-time costs to integrating these two acquisitions into the Mode ecosystem.

Selected Unaudited Pro Forma Combined Financial Information

In December 2025, the Company acquired NGL Labs, LLC, which owns and operates Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application. Mode Mobile purchased 100% of the outstanding units of NGL Labs, LLC as well as all of the business operations, assets, and liabilities, minus any debt, of NGL Labs, LLC. The Company made this acquisition as it believes that the NGL would be complementary fit to its business operations, product fit, and its customer base.

Audited financial statements of NGL Labs, LLC as well as pro forma consolidated financial statements have been included in this offering circular. From a consolidated basis, the NGL acquisition has added significant revenue, gross profit, and net income to the historical results of Mode Mobile. For the six-month period ended June 30, 2025, the combined entities generated unaudited pro forma net revenues of $17,467,250, gross profit of $14,074,038, gross margin of 80.6% and net income of $1,631,145. For the year ended December 31, 2024, the combined entities generated unaudited pro forma net revenues of $31,011,234, gross profit of $23,136,951, gross margin of 74.6%, and net loss of $(4,501,715).

The Company expects minimal impact to its historical balance sheet because of the acquisition. For the six-month period ended June 30, 2025, the combined entities had pro forma unaudited current assets of $24,885,461, including $16,602,456 of cash and cash equivalents. There was a significant increase in the pro forma unaudited non-current assets of the combined entities, which was $60,403,216. This increase was primarily related to the purchase price of NGL and partially offset by amortization on the intangible assets recorded as a result of the acquisition.

The full unaudited pro forma combined financial statements are included on page F-70 to the Offering Statement of which this Offering Circular forms a part.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Dan Novaes	CEO	36	June 2015 to Present	Full-time
Kiran Panesar	CTO	31	June 2015 to Present	Full-time
Prakash Ramachandran	CFO	60	January 2024 to Present	Full-time
Justin Hines	General Counsel	55	December 2018 to Present	Full-time
Kathy DeKam	Chief People Officer	64	May 2021 to Present	Full-time
Directors
Dan Novaes	Director	36	June 2015 to Present
Ross Holdren	Director	41	February 2021 to Present	1
Mark Lawrence	Director	39	February 2021 to Present	1
Daniel Hoffer	Director	48.	January 2026 to Present	1

Dan Novaes, CEO and Director

Dan co-founded Mode Mobile with Kiran Panesar and has been CEO of the Company since June 2015. During that time, Dan has been responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Additionally, Dan has played a vital role in building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Dan has also been a driving force behind the culture of excellence that can be found throughout the organization and inspiring its team members to reach their highest potential. Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media. Dan is one of the youngest members of YPO and the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business. Prior to co-founding Mode Mobile, Dan was the co-founder and CEO of MobileX Labs, an application design and development company, from 2012 to 2015. Before then, he spent 10 years as the founder of Elekteks, a consumer electronics ecommerce retailer, and was the inventor of iFlask, the world’s first “smart” flask.

Kiran Panesar, CTO

Kiran co-founded the Company with Dan Novaes and began as CTO in June 2015. Kiran is responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users’ experience, support our engineering and product teams, while also focusing on costs and efficiency. Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. Before Mode Mobile, Kiran was the co-founder and CTO of MobileX Labs, an application design and development company, with tens of millions of monthly online users, where Kiran oversaw the building and maintenance of infrastructure. Prior to that, Kiran was a co–founder and Programmer for daptppt Designs, a software development company for iPhone and gaming applications.

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Prakash Ramachandran, CFO

Prakash Ramachandran currently serves as the CFO at Mode Mobile and is responsible for overseeing the Company’s financial & business operations functions, including developing & implementing financial plans, policies, and procedures, budgeting & forecasting, and overseeing accounting and financial reporting. Prior to working at Mode Mobile, Prakash served as CFO of Crownpeak Technology from June 2021 to 2023, a PE funded SaaS business. He helped to grow the company’s revenue during his tenure, primarily through acquisition initiatives. Before that, Prakash worked as an EVP and CFO for Digital Reasoning, an AI and cognitive computing company from December 2015 to June 2021. During that time, he successfully secured two rounds of financing, oversaw an acquisition of a medium-sized healthcare technology company, and contributed to Digital Reasoning’s acquisition by Smarsh, Inc. Prakash previously worked as the CFO for Polyera Corporation from 2011 to 2015, and held various VP and CFO positions in different organizations prior to that, showcasing diverse financial expertise. Prakash has a Bachelor of Commerce from Madras University and a Master of Science in Management from Stanford University Graduate School of Business. He is a Chartered Accountant from India as well as a Chartered Management Accountant of the U.K.

Kathy DeKam, Chief People Officer

Kathy joined Mode Mobile as Chief People Officer on May 4, 2021. During her time in that role, she has been responsible for overall strategic direction and management of all human resources activities to support the organization’s goals and objectives. This has included performance management, talent acquisition, training and development, and team engagement. Additionally, she is responsible for fostering an open and inclusive culture, and supporting diversity and inclusion. Kathy leads the Company-wide OKR process and is responsible for leading the IT function, which includes technical support and maintenance for computer hardware, software, networks, systems integration, and development and adherence to IT policies and procedures

Before joining the Mode Mobile team, Kathy served from 2020 to 2021 as Chief People and Culture Officer at Qualifacts, a SaaS and web-based electronic health record company with 430+ employees in the U.S. and Peru and $70M+ annual revenue. Her role prior to that ran from 2015 to 2020, when she served as an EVP and Chief People and Culture Officer (5 ½ years) and Co-COO (1 ½ years) at Digital Reasoning, an artificial intelligence cognitive computing company with 180+ employees in the U.S., U.K. and Singapore and $38M+ annual revenue. While with Digital Reasoning, she participated in multiple capital fundraising events totaling $100M, and Smarsh’s acquisition of the company. From 2011 to 2015, Kathy was the Director of Human Resources (3 ½ years) and Chief of Staff (6 months) at Video Gaming Technologies, a casino video game developer and manufacturing company with 650+ employees in the U.S. and Mexico and $65M annual revenue. She participated in Aristocrat’s acquisition of Video Gaming Technologies, resulting in a company with a total of 6,000+ employees in 103 countries and $3B annual revenue. Kathy is also a U.S. Navy veteran with six years of service.

Justin Hines, General Counsel & Secretary

Judd joined Mode Mobile as General Counsel on December 3, 2018. In this role, Judd is responsible for corporate governance, corporate compliance, and legal risk management and ensuring the organization upholds the highest standards of professional excellence. Additionally, Judd monitors and reviews legal and regulatory developments to ensure compliance with all applicable laws and regulations, prepares, reviews, and negotiates contracts, agreements, and other legal documents, and advises on the Company’s investment initiatives. Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman , an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law. Prior to working at Mode Mobile, Judd served from 2014 to 2018 as General Counsel and Chief Compliance Officer at Hayden Royal, an investment banking and finance company with $3B under management. From 2010 to 2014 Judd was the Managing Director at Majestic Capital Advisors, an investment advisory services firm. Prior to that, Judd was a director from 2005 to 2010 with the Macquarie Group, a global financial services company with $600B under management.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

Daniel Hoffer, Director

Daniel has been on the Board of Directors for Mode Mobile since X. Daniel Hoffer is an American entrepreneur and venture capitalist best known as the co-founder and former CEO of the global hospitality exchange service CouchSurfing. Daniel is currently serving as a Managing Partner at Deep Venture Partners, a position he has held since February 2025. He also serves as a director of Citian, an AI-drive ““smart city” SaaS software company, where he started as an advisor in August 2023 before being elected to the board of directors of the company in May 2024. Daniel has built an extensive career in Silicon Valley, previously serving as a Managing Director at Autotech Ventures from July 2018 to July 2023, and a Partner at Tandem Capital from April 2015 to September 2017. His operational background includes executive product roles at TripIt (acquired by Concur/SAP) and Symantec, as well as a recent tenure as Senior Vice President of Corporate Development at the AI startup Hayden AI. An alumnus of Harvard College (AB 2000) and Columbia Business School (MBA 2007) Hoffer is also the founder of The Marketplace Conference and is an active angel investor in numerous high-profile startups.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2025, the Company compensated its executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Dan Novaes	CEO, Director	$388,050.00	$0	$388,050.00
Kiran Panesar	CTO	$265,740.00	$0	$265,740.00
Justin Hines	General Counsel	$254,667.50	$0	$254,667.50
Kathy DeKam	Chief People Officer	$283,131.15	$0	$283,131.15
Prakash Ramachandran	CFO	$395,005.00	$0	$395,005.00
Ross Holdren	Director	$0	$0	$0
Mark Lawrence	Director	$0	$0	$0

For the year ended December 31, 2025, none of our Directors (3) received cash compensation for their services as Directors of the Company.

2021 Equity Incentive Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares of Class B Common Stock as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2024, there were 37,549,600 shares of Class B Common Stock available for future issuance under the 2021 Plan, 209,713,228 options issued and outstanding, and 21,562,013 options already converted into Class B Common Stock.

Employment Agreements with Executive Officers

Kiran Panesar Employment Agreement

The Company and Kiran Panesar are each party to an employment agreement dated April 1, 2019. Pursuant to the employment agreement, in exchange for Mr. Panesar’s services as CTO, Mr. Panesar is entitled to a starting base salary of $150,000 per year, which may be increased each year based on his performance, as well as an annual bonus not to exceed 20% of the base salary then in effect under the agreement. The agreement renews each year on March 31, unless earlier terminated. The Company may terminate Mr. Panesar’s employment for cause with 10 days’ notice, or without cause with 6 months’ notice. If terminated without cause, Mr. Panesar will be entitled to all compensation otherwise due during that 6 month period. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Mr. Panesar against certain liabilities and expenses that he may become subject to in performance of his duties, subject to certain limitations.

A copy of the employment agreement between Kiran Panesar and the Company is filed as an exhibit to the offering statement of which this Offering Circular forms a part.

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Kathy DeKam Employment Agreement

The Company and Kathy DeKam are each party to an employment agreement dated May 4, 2021. Pursuant to the employment agreement, in exchange for Ms. DeKam’s services as Chief People Officer, Ms. DeKam is entitled to a starting base salary of $220,000 per year, which may be adjusted each year based on performance, as well as an annual bonus not to exceed 15% of the base salary then in effect under the agreement. Ms. DeKam is also eligible to receive revenue-linked bonuses depending on the revenues generated by the Company. Ms. DeKam also received a grant of 1,550,000 $CRNC (EARN’M) Tokens, which will vest in equal installments over four years, as well as 52,891 options under the Company’s 2021 Plan. Ms. DeKam’s employment is “at-will”, and either the Company or Ms. DeKam may terminate the agreement at any time for any reason – but if Ms. DeKam is terminated without cause, or resigns without “good reason”, she shall be entitled to severance pay of 3 months’ salary. The agreement contains certain customary non-disclosure provisions, whereby Ms. DeKam cannot disclose certain proprietary information of the Company, and also contains non-disparagement clauses. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Mr. DeKam against certain liabilities and expenses that he may become subject to in performance of her duties, subject to certain limitations.

A copy of the employment agreement between Kathy DeKam and the Company is filed as an exhibit to the offering statement of which this Offering Circular forms a part.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 31, 2025:

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Officers and Directors
Class A Common Stock	Daniel Novaes	(1)	504,010,290	0	80.3%
Class A Common Stock	Kiran Panesar	(1)	102,733,358	0	16.4%
Class B Common Stock	Kiran Panesar	(1)	0	5,132,646	1.9%
Class B Common Stock	All Other Officers & Directors	(1)	1,449,275	55,182,474	21.3%
Class C Common Stock	All Other Officers & Directors	(1)	0	225,184	2.0%

Other Significant Holders
Series Seed Preferred Stock	Garland Fund I LLC	(1)(2)	161,000,673	0	46.6%

(1)	The following address may be used for each holder: One East Erie Street, Suite 525, Chicago, IL 60611
(2)	Garland Fund I LLC is controlled by Ross Holdren who also serves as a Director of the Company

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has employment agreements in place with certain of its executive officers, which are described in the “Compensation of Directors and Executive Officers” section of this Offering Circular.

As of the date of this Offering Circular, other than the agreements described above, the Company is not aware of any transactions with related parties that are required to be disclosed.

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SECURITIES BEING OFFERED

General

The Company is offering 66,095,230 shares of Class AAA Common Stock directly, plus up to 17,772,312 additional shares of Class AAA Common Stock eligible to be issued as Bonus Shares. 22,766,332 shares of Class AAA Common Stock are being offered by selling securityholders of the Company. In addition to the terms of the Class AAA Common Stock described below, investors will also agree to the terms of the subscription agreement, which includes important transfer restriction provisions like a “lock-up” described in this section.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation filed with the State of Delaware on May 16, 2024 (our “Amended and Restated Certificate of Incorporation”) and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Under our Amended and Restated Certificate of Incorporation, our authorized capital stock consists of:

3,005,150,0000 shares of Common Stock, $0.0001 par value per share

●	2,431,000,000 shares designated as Class A Common Stock
●	298,000,000 shares designated as Class B Common Stock
●	12,150,000 shares designated as Class C Common Stock
●	876,000,000 shares designated as Class AAA Common Stock

388,800,000 shares of Preferred Stock, $0.0001 par value per share

●	388,800,000 shares designated as Series Seed Preferred Stock

Class AAA Common Stock

Voting Rights

The shares of Class AAA Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class AAA Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class B Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

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Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2025) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

“Deemed Liquidation Event” is defined as follows:

a)	a merger, reorganization or consolidation
b)	the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company’s Amended and Restated Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class B Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion. Each share of Class C Common Stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

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Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2025) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

“Deemed Liquidation Event” is defined as follows:

a)	a merger, reorganization or consolidation
b)	the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company’s Amended and Restated Certificate of Incorporation.

Class C Common Stock

Voting Rights

The shares of Class C Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Conversion

Each share of Class C Common Stock automatically converts into one (1) share of Class A Common Stock immediately upon the earlier of (x) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company or (y) an election by the Board of Directors of the Company to effect any such conversion.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

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Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts (which equaled $4,759,840 as of December 31, 2023) required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Class A, Class B, Class C, and Class AAA Common Stock, pro rata based on the number of shares held by each such holder.

“Deemed Liquidation Event” is defined as follows:

a)	a merger, reorganization or consolidation
b)	the sale, lease, transfer, exclusive license or other disposition by the Company or any subsidiary of the Company or all or substantially all of the assets or intellectual property of the Company and its subsidiaries

Additional information can be found in the Company’s Amended and Restated Certificate of Incorporation.

Class A Common Stock

Voting Rights

The holders of the Company’s Class A Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.

Additionally, holders of Class A Common Stock, exclusively and as a separate class, will be entitled to elect all directors of the Company.

Conversion Rights

Each share of Class A Common stock is convertible into one (1) share of Class AAA Common Stock at the option of the shareholder.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

●	purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

●	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

●	permit any subsidiary of the Company to do any of the foregoing.

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Dividend Rights

The dividend rights of holders of the Company’s Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Liquidation Rights

The liquidation rights of holders of the Company’s Class A Common Stock are identical to those of the Class AAA, Class B, and Class C Common Stock described above.

Series Seed Preferred Stock

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation , holders of Preferred Stock will vote together with the holders of Common Stock as a single class.

Protective Provisions

The Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock and Class A Common Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting together as a class:

●	purchase or redeem or pay or declare any dividend or make any distribution on, on any capital stock, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly provided herein and (iii) stock repurchased from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of their employment/services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors;

●	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary (either directly or through one or more other subsidiaries); or

●	permit any subsidiary of the Company to do any of the foregoing.

Additionally, at any time when at least 70,596,360 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation in a manner that substantially and disproportionately adversely affects the powers, preferences or special rights of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation) (it being understood that any increase in the authorized number of shares of Series Seed Preferred Stock, any authorization of any additional class or series of capital stock or any Deemed Liquidation Event will not constitute such an adverse effect).

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Further, holders of Preferred Stock are entitled to certain anti-dilution rights, whereby the holders of Preferred Stock will be entitled to convert their shares of Preferred Stock into a greater number of shares of Common Stock if the Company makes certain dilutive issuances of additional shares of Common Stock of the Company. However, on May 7, 2024, holders of Preferred Stock agreed to waive these anti-dilution rights with respect to the sale or issuance of shares of the Company’s capital stock in this Offering. See the “Conversion Rights” discussion further below for additional details.

Dividend Rights

The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined above), the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment will be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (which is currently is $0.01345679), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders will be insufficient to pay the holders of shares of Series Seed Preferred Stock, the holders of shares of Series Seed Preferred Stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder, into shares of Class A Common Stock or shares of Class AAA Common Stock by dividing the “Original Issue Price” by the “Conversion Price”, each of which were initially set at $0.01345679 per share. The Conversion Price is subject to adjustment in certain circumstances, including, but not limited to (i) the Company making certain issuances of shares of Common Stock for less per share than the Conversion Price then in effect; (ii) the Company effecting a stock split; and/or (iii) distributions or dividends paid in Common Stock to holders of the Company’s Common Stock. However, on May 7, 2024, holders of a majority of the outstanding shares of Preferred Stock agreed to waive any rights with respect to adjustment to the Conversion Price as a result of the sale or issuance of shares of the Company’s capital stock in this Offering.

Additionally, upon the sale by the Company of shares of its Common Stock in a firm-commitment underwritten public offering at a price per share equal to or greater than three times the Original Issue Price, or upon the vote of the majority of the holders of Preferred Stock of the Company and certain other key holders of the Company’s equity securities, all shares of Preferred Stock must convert into shares of Common Stock.

The above descriptions of the terms of our authorized capital stock are only summaries, and are qualified by reference to the Company’s Amended and Restated Certificate of Incorporation filed as an exhibit to the Offering statement of which this Offering circular forms a part.

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Warrants

The Company has four outstanding warrants with substantially the same terms exercisable for a total of 3,375,000 shares of Class AAA Common Stock at an exercise price of $0.0069 per share. In each case, the exercise price of the warrants is subject to adjustment in the occurrence of certain events, including upon the Company making payments of dividends, stock splits of the Class AAA Common Stock, and certain business combination transactions. Each warrant has an exercise period of 10 years from the date of issuance, and will automatically terminate upon the expiration of this period. These outstanding warrants will expire in 2034.

A form of warrant, which has substantially the same terms of each of the outstanding warrants described above, has been filed as exhibit 3.5 to the offering statement of which this Offering Circular forms a part.

Additionally, the Company has an outstanding warrant held by the lender that provided financing in the Company’s acquisition of the Applock PRO asset. This warrant is exercisable for 6,000,000 shares of the Company’s Class AAA Common Stock. The warrant may be exercised at a price of $0.125 per share and expires on January 24, 2032. A copy of this warrant is filed as exhibit 3.6 to the offering statement of which this Offering Circular forms a part.

Simple Agreement for Future Tokens (SAFTs)

As described in the “Our Business” of this Offering Circular, due to a delay in delivering $CRNC Tokens (now, EARN’M Tokens) to investors that purchased these tokens in the Company’s 2018 side-by-side Regulation D and Regulation S offering of $CRNC (EARN’M) tokens (conducted through CGL), the Company issued Simple Agreements for Future Tokens (SAFTs) to those investors, totaling approximately $26 million in value (equal to the proceeds from the $CRNC (EARN’M) token offering). The form of SAFT entered into with these investors dictates that upon launch of the $CRNC Network, the Company will issue a number of $CRNC (EARN’M) tokens based on when the SAFT Purchaser (“Purchaser”) is willing to take receipt of the $CRNC (EARN’M) tokens. This formula, also called a “Bonus Arrangement” in the SAFT, is an arrangement whereby the Company agrees to issue a larger allocation of $CRNC tokens to the Purchaser if the Purchaser agrees to accept a deferred delivery or distribution of the $CRNC (EARN’M) tokens following the effective date of the SAFT. The longer the Purchaser is willing to delay receipt or distribution of $CRNC tokens after the Effective Date of the SAFT, the larger the Bonus (in the form of $CRNC (EARN’M) tokens) the Purchaser will receive from the Company. For example, if a Purchaser agrees to a delayed delivery or distribution of: (a) six (6) months following the Effective Date, the Purchaser will receive a Bonus of 55%, (b) three (3) months following the Effective Date, the Purchaser will receive a Bonus of 40% and (c) if there is no delayed delivery or distribution following the Effective Date, the Purchaser will receive a Bonus of 25%.

Between August 2021 and October 2021, all $CRNC (EARN’M) tokens due to be issued under the SAFTs (including any additional “Bonus” tokens) were issued to the Purchasers. As such, there are no longer any $CRNC (EARN’M) tokens issuable pursuant to the SAFTs.

On account of the launch of the EARN’M Network (f/k/a $CRNC Network) being delayed longer than expected, the Company elected to pay the SAFT holders a royalty of $1,900,000 based on the Company’s financial performance in 2021. The Company proactively provided this royalty to offset any liability that may result from delay or an unforeseen failure to successfully launch the EARN’M Network. Additionally, around the same time as paying this royalty, the Company and the SAFE holders agreed to assign the SAFTs to CGL and as such, the Company has no further obligations to the SAFT holders, and would not face any direct liability if the EARN’M Network failed to launch. There is no also specific liability stated in the SAFT for CGL in the event the EARN’M Network is not launched (in fact, the SAFT requires each SAFT holder to expressly assume the risk that the EARN’M Network may never launch). Nonetheless, it is possible that SAFT holders could pursue litigation against CGL and/or the Company if the EARN’M Network is never launched - although it is not possible for the Company to predict what causes of action may be brought, or what the Company’s or CGL’s liability may be in such an event.

As described in the “Our Business” of this Offering Circular, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN’M ecosystem and the $EARNM - and consequently, all obligations due from the Company to the Purchasers under the SAFTs ceased.

A copy of the form of SAFT entered into with the Purchasers described above if filed as exhibit 3.4 to the offering statement of which this Offering Circular forms a part.

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Provisions of Note in Our Amended and Restated Certificate of Incorporation

Pursuant to our Amended and Restated Certificate of Incorporation, to the fullest extent permitted by law, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Company;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

(3) Any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Company Law or the Company’s Amended and Restated Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Company’s Amended and Restated Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Company governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

Investors’ Rights Agreement

On February 25, 2021, the Company entered into an Investors’ Rights Agreement with certain investors in the Company’s Series Seed Preferred Stock and Class A Common Stock (each, an “Investor”), which was subsequently amended on May 7 2024, the material terms of which are summarized below.

Registration Rights

The Company agreed to not grant any registration rights to the holders of any class or series of stock of the Company, other than to the Investors, unless the Investors are simultaneously granted registration rights that are comparable to those granted to the holders of such other class or series of stock of the Company (with appropriate adjustments for economic terms). Upon the granting of registration rights to the Investors in connection with a bona fide material transaction by the Company with the principal purpose of raising capital from investors buying stock of the Company, these registration rights will terminate.

Market Stand-Off

The Investors agreed not to engage in certain transactions (like selling or transferring shares) without the managing underwriter’s consent for a period of time after the commencement of the Company’s first underwritten public offering of its Common Stock under the Securities Act (an “IPO”) or an offering pursuant to an alternative registration of the Company’s equities securities under the Securities Act. This period can last up to 180 days for an IPO and up to 90 days for other registrations of the Company’s equity securities. These restrictions will apply to the Investors only if similar restrictions apply to all officers and directors of the Company. The underwriters have enforcement rights for these provisions

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Rights to Future Stock Issuances (Right of First Offer)

If the Company proposes to offer or sell any equity securities of the Company (including rights, options, or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities), it must first offer them to each “Major Investor”. “Major Investor” means any Investor that, individually or together with such Investor’s affiliates, holds at least 137,615 shares of Series Seed Preferred Stock and/or Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) or any other Investor that the Company has agreed in writing is a “Major Investor.” Major Investors can elect to purchase such securities proportional to their existing ownership. This right does apply to shares issued in an IPO. These rights terminate immediately before an IPO of the Company, or when the Company becomes subject to Exchange Act reporting requirements.

However, on May 7, 2024, the Investors agreed to waive these pre-emptive rights with respect to the sale or issuance of shares of the Company’s capital stock in this Offering.

The foregoing description of the Investors’ Rights Agreement is intended to be a summary, and is qualified by reference to the full text of the Investors’ Rights Agreement, as amended, filed as exhibit 3.2 the offering statement of which this Offering Circular forms a part.

Series Seed Preferred Voting Agreement

Also on February 25, 2021, the Company entered into a Voting Agreement with the same Investors described above, as well all other Series Seed Preferred Stockholders of the Company (collectively, the “Stockholders”), which was subsequently amended on May 7 2024, the material terms of which are summarized below.

Board of Directors Votes

Each Stockholder agreed to vote their shares to ensure that the size of the board of directors of the Company remains at three (3) directors. Additionally, subject to certain conditions, each Stockholder agreed to vote to elect (and re-elect) certain individuals designated by certain parties to the Company’s board of directors, as follows:

Founder Member Designee. For so long as Dan Novaes owns at least 131,280,386 shares of Class A Common Stock of the Company (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Stockholders must vote to elect one (1) individual designated by Mr. Novaes be elected to the Board.

Garland Designee. For so long as Garland Fund I, LLC (“Garland”) owns at least 83,057,886 shares of Series Seed Preferred Stock of the Company (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Stockholders must vote to elect one (1) individual designated by Garland to the Board.

Independent Designee. For so long as the Dan Novaes owns at least 262,560,771 shares of Class A Common Stock of the Company (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), the Stockholders must vote to elect one individual to the Board who is an Independent Director and (i) is mutually designated by Mr. Novaes and Garland or (ii) if Mr. Novaes and Garland cannot mutually consent to such designation within 10 days of a vacancy in such seat, such individual may be designated by the holders of a majority of the voting stock of the Company (other than shares of Common Stock issued upon the exercise of options), voting together as a single class on an as-converted basis.

Vote to Increase Authorized Common Stock.

Each Stockholder agreed to vote to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series Seed Preferred Stock outstanding at any given time.

Drag Along

The Stockholders also agreed that, in the event that (i) the holders of at least a majority of the shares of Common Stock that is then outstanding (other than shares of Common Stock issued upon the exercise of options) and the shares of Common Stock then issuable upon conversion of the outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted basis (the “Selling Investors”); and (ii) the Board of Directors approve a sale of securities representing more than 50% of the voting power of the Company, and such a sale requires stockholder approval, the Stockholders vote to approve such transaction, and will sell shares of the Company’s stock as required to complete the transaction.

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The foregoing description of the Voting Agreement is intended to be a summary, and is qualified by reference to the full text of the Voting Agreement, as amended, filed as exhibit 5 the offering statement of which this Offering Circular forms a part.

Right of First Refusal and Co-Sale Agreement

Also on February 25, 2021, the Company entered into a Right of First Refusal and Co-Sale Agreement with the same Investors described above, as well all other Series Seed Preferred Stockholders of the Company (collectively, the “Stockholders”), which was subsequently amended on May 7 2024, pursuant to which the Stockholders granted the Company a right of first refusal to purchase all or any portion of shares of the Company’s capital stock that a Stockholder proposes to sell or transfer, at the same price and on the same terms and conditions as those offered to the proposed transferee. Additionally, certain “Major Investors” (as defined in the agreement) have a secondary right of first refusal, whereby if the Company declines to purchase the shares, the Major Investors will have the right to purchase those shares before the proposed transferee.

Additionally, if neither the Company nor the Major Investors exercise their right of first refusal, and the Stockholder decides to proceed with the sale or transfer of his or her capital stock to the proposed transferee, each respective Major Investor may elect to exercise a right of co-sale, and participate on a pro rata basis in the proposed Stockholder transfer on the same terms and conditions. The amount of shares that the Major Investor may include will be equal to the product obtained by multiplying (i) the aggregate number of shares of Common Stock proposed to be transferred by (ii) a fraction, the numerator of which is the number of shares of capital stock owned by such Major Investor immediately before consummation of the proposed transfer and the denominator of which is the total number of shares of capital stock owned, in the aggregate, by all participating investors immediately prior to the consummation of the transfer, plus the number of shares of capital stock held by the selling Stockholder.

Finally, each Stockholder agreed to a lock-up whereby, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial public offering (the “IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions, the Stockholder will not sell, otherwise transfer or dispose of, directly or indirectly, any shares of capital stock held immediately prior to the effectiveness of the registration statement for the IPO.

However, on May 7, 2024, the Stockholders agreed to waive foregoing rights of first refusal and co-sale and related with respect to the sale and issuance of capital stock of the Company sold or issued by the Company in this Offering.

The foregoing description of the Right of First Refusal and Co-Sale Agreement is intended to be a summary, and is qualified by reference to the full text of the Right of First Refusal and Co-Sale Agreement, as amended, filed as exhibit 3.3 the offering statement of which this Offering Circular forms a part.

Lock-Up Provision for Investors in this Offering

Investors in this Offering will be subject to the terms of a lock-up provision included in the subscription agreement. Under the terms of the lock-up provision, if the Company consummates a firm-commitment underwritten public offering or “Deemed Liquidation Event” (as defined above) that results in the Company’s securities being listed on a national securities exchange, investors agree that they will not transfer their shares for a period of at least 12 months, unless the lock-up period is waived by the Company. The result of this provision is that investors would be contractually restricted from selling or trading their shares for at least 12 months should the Company undertake an event that results in the Company being traded on a national securities exchange.

The lock-up provision does allow for limited transfers in certain situations, such as a gift to immediate family or trust for the benefit of the investor or immediate family, transfer upon death, gift to charity, or as part of a divorce.

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PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS

Plan of Distribution

The Company is directly offering up to 66,095,230 shares of Class AAA Common Stock, plus up to 17,772,312 additional shares of Class AAA Common Stock for Bonus Shares. 22,766,332 shares of Class AAA Common Stock are being offered by selling securityholders of the Company. The issuance of Bonus Shares for no cash consideration will occur on either invest.modemobile.com or via the Company’s EarnOS app and will not be distributed by DealMaker Securities.

The Company has engaged DealMaker Securities, LLC as the broker-dealer of record to assist in the offering of its securities. DealMaker Securities is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. The issuance of Bonus Shares for no cash consideration will occur on either invest.modemobile.com or via the Company’s EarnOS app and will not be distributed by DealMaker Securities. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933.

Commissions and Discounts

DealMaker Securities

The following table shows the total discounts and commissions payable to DealMaker Securities in connection with this Offering:

	Per Share	Maximum
Public Offering Price	$0.5000	$44,430,781
Investor Fee (1)	$0.0100	$888,615
Commissions (2)	$0.0153	$1,359,582
Proceeds, before expenses, to us (or to selling stockholders, as applicable)	$0.4947	$43,959,815

(1)	Investors will be responsible for a transaction fee equal to two percent (2.0%) of the purchase price for shares of Class AAA Common Stock paid at the time of investment (the “Investor Fee”). DealMaker will receive commissions on the Investor Fee. If fully subscribed, this would represent a maximum commission of $26,658.
(2)	Represents the 3.0% commissions payable to DealMaker on proceeds raised in this offering.

Bonus Shares for Certain Investors (Up to 20%)

Certain investors in this Offering are eligible to receive bonus shares of Class AAA Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”). The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	“Reserved” Shares. Prior to the qualification by the SEC of the Company’s offering, the Company will offer investors the opportunity to “reserve” shares through a reservation process on the DealMaker subscription processing platform. On our campaign page, the investor may select the “Reserve My Shares” button, which will bring the investor to a new page where the investor will indicate the amount of shares (and amount of money) he or she would like to reserve in the Company. The reservation is finalized by clicking the “Reserve My Shares” button. Investors who reserve shares in this manner will receive an additional 5% Bonus Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). For example, if an investor reserves 4,000 shares, and subsequently confirms this reservation and purchases the 4,000 shares, such investor will receive an additional 200 shares of the Company’s Class AAA Common Stock, for a total of 4,200 shares. The 5% is stackable with the volume bonus tiers outlined in section (v) “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the Company, or to purchase any shares of the Company whatsoever.

(ii)	Existing Mode Mobile Investors – Volume Bonus. Individuals or entities that are existing investors of the Company prior to the qualification of this Offering Statement will be eligible to receive Bonus Shares based on the amount of their investment in this Offering. The below table indicates the % of Bonus Shares investors will be eligible to receive based on their investment amount:

Investment Range	Bonus Shares
$1,000.00+	5%
$9,950.00+	10%
$24,950.00+	15%

(iii)	New Investors – Volume Bonus. Investors that have not previously invested in the Company will be eligible to receive the following Bonus Shares based on the amount of their investment in this offering. The below table indicates the % of Bonus Shares such investors will be eligible to receive based on their investment amount:

Investment Range	Bonus Shares
$1,950.00+	5%
$4,950.00+	10%
$9,950.00+	15%
$24,950.00+	20%

(iv)	Webinar Attendees. Individuals or entities that attend one of the Company’s pre-announced investment webinars will be eligible to receive 5% Bonus Shares if they invest in the Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if attend the webinar for more than thirty minutes. The webinars will take place every two weeks (14 days) while this Offering is open and taking investments.

(v)	Mode Mobile and NGL Customers. Individuals who are customers of the NGL (Not Gonna Lie) social media app or certain Mode Mobile products (Trimbox, Cleaner, Gallery, Mode Media, Applock) prior to the qualification of this offering will be eligible to receive an additional 20% Bonus Shares on the amount of shares they purchase for cash in this Offering.

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Certain investors in this offering are eligible to receive Bonus Shares of Class AAA Common Stock without any cash consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	Mode Users – Point Redemption. The Company will allow Mode Mobile users based in the United States to redeem their Mode Mobile points for shares of Class AAA Common Stock. The point redemption ratio will be as follows:

Mode Mobile Points Converted	Bonus Shares ($ Value)	Bonus Shares (Quantity)
1,500 points	6	$12.00
4,500 points	20	$40.00
8,950 points	50	$100.00
16,950 points	100	$200.00
29,950 points	200	$400.00
99,950 points	1000	$2,000.00
169,950 points	2000	$4,000.00

In addition to the above Bonus Shares, every time a Mode User redeems points for Bonus Shares, they will earn an additional $5.00 or 10 shares of Class AAA Common Stock (subject to the total Bonus Share limits described below). As of December 31, 2025, there were a total of 29,939,812,854 Mode Mobile points outstanding and available to Mode Mobile users for redemption. Based on this number and the highest point-to-bonus share redemption rate of 169,950 points for 2,000 Bonus Shares, Mode Mobile users, in aggregate, would have the ability to convert their outstanding points for up to 352,336,720 Bonus Shares. As a part of this Offering, the Company will be able to issue a maximum of 40,659,866 Bonus Shares. Because of this restriction, the Company will be placing internal limits in place so that it does not issue more than the maximum allowable number of Bonus Shares.

(ii)	New Mode Mobile Users. Every individual will receive $15.00 or 30 shares of Class AAA Common Stock when they sign up for Mode Mobile as a user.

(iii)	Mode Earn Club Members. Individuals who sign up for the Company’s Mode Earn Club and complete the onboarding process will earn $40.00 or 80 Bonus Shares of Class AAA Common Stock.

(iv)	Mode Investor Club Members. Individuals who sign up for the Company’s Mode Investor Club and complete the onboarding process will earn $25.00 or 50 Bonus Shares of Class AAA Common Stock.

(v)

Mode Coupon Code. Individuals or entities that utilize any of the below promotion codes when investing will be eligible to earn 10% Bonus Shares of Class AAA Common Stock on their investment. The promotion code will be marketed to prospective investors via certain advertising channels all investors will be eligible to use this promotion code. The eligible codes are as follows: MODE, EARN, BON5, MOBL, ADD5, GAIN, LIVE, MAIL, VIP5, PLUS, SMS5.

Bonus Share Limits

Investors in this Offering are eligible to receive any of the above Bonus Shares in any combination. However, for the categories of Bonus Shares that may only be received if an investor purchases shares with cash, the maximum amount of Bonus Shares that any one investor may receive is 20% of their cash investment amount. This means that investors can only ever receive, cumulatively among cash investment Bonus Shares (i.e. categories excluding non-payment categories), Bonus Shares equal to the number of shares they have purchased (i.e. double the amount of shares purchased for cash).

Additional limits are being placed on the categories of Bonus Shares that do not require any cash consideration. If an individual has not purchased any shares in the Offering, the individual may only receive only up to 12,000 shares of Class AAA Common Stock for no cash consideration. For clarity, these shares will not count towards the 20% cash investment Bonus Shares limit described above.

Finally, the maximum number of Bonus Shares that will be issued in this Offering is 17,772,312, and under no circumstances will the Company issue more than 17,772,312 Bonus Shares. As such, it is possible that, prior to the Company raising the maximum offering amount in this offering of $44,430,781 (not including the investor fee), it will have issued all 17,772,312 Bonus Shares. At such time as all 17,772,312 Bonus Shares have been issued, any new investors in this offering that meet the eligibility requirements to receive Bonus Shares will not receive them. Similarly, individuals will not be permitted to redeem Mode Mobile points for Bonus Shares after such time.

The issuance of Bonus Shares for no cash consideration will occur on either invest.modemobile.com or via the Company’s EarnOS app. All investors who receive Bonus Shares for no cash consideration will be required to sign a Subscription Agreement, a form of which is included as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

DealMaker Securities has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

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Non-Equity Perks

The Company will grant investors the following non-equity perks based on how much they invest:

Investment Amount	Tier	Cost to Company	Approximate Market Value
$1,000+	Bronze Savings Seminar	$50	Up to $500
$2,500+	Silver Savings Seminar	$50	Up to $1000
$4,950+	Gold Savings Seminar	$50	Up To $2,500
$9,950+	Sapphire Savings Seminar	$50	Up to $5,000
$15,000+	Platinum Savings Seminar	$50	Up To $10,000

The seminars will cover a number of topics we believe our investors and customers would find beneficial. Topics would include how attendees can get access to discounted products and services, cashback offers, and financial education content. For the cashback offers, the Company enters into marketing arrangements by which the Company is paid by the other companies when a customer accepts a cashback offer. These relationships are disclosed to the customers during the seminar.

The following includes additional details of each seminar level:

Tier	Session Length	Educational Content	Offers
Bronze Savings Seminar	15 minutes	Household Savings	Discounted Products
Silver Savings Seminar	30 minutes	Household Savings	Discounted Products
Gold Savings Seminar	45 minutes	Retirement Planning	Cashback Offers
Sapphire Savings Seminar	60 minutes	Retirement Planning	Cashback Offers
Platinum Savings Seminar	75 minutes	Retirement Planning	Cashback Offers

Each seminar will be pre-recorded and will be led by the Company’s CEO, Dan Novaes and may include special guests from time to time. Investors will be emailed access links to the seminars within 1 month of their investment being confirmed by the Company. The above perks are non-transferable. The Company reserves the right to change the content of each seminar if management believes it is in the best interests of the Company.

The Market Value does not represent the cost to the Company and instead represents what someone may expect to pay for similar information and content if obtained in the open market.

Non-equity perks are cumulative, meaning that if someone invests $15,000 or more in the Offering, they will earn all of the above perks.

Additionally, each investment in this offering over $1,500 will be eligible to receive a lifetime subscription to the Mode Earn Club for 6 individuals of their choosing. The value of this perk is approximately $250.

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DealMaker Securities, LLC is a broker-dealer registered with the Commission and a member of FINRA that has been engaged to provide administrative and compliance related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services. Affiliates of DealMaker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to DealMaker and its affiliates are described below.

a.)	Administrative and Compliance Related Functions

DealMaker will provide administrative and compliance related functions in connection with this offering, including

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager;
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
●	Providing white labelled platform customization to capture investor acquisition through DealMaker’s platform’s analytic and communication tools
●	Consulting with the Company on question customization for investor questionnaire;
●	Consulting with the Company on selection of webhosting services;
●	Consulting with the Company on completing template for the offering campaign page;
●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
●	Providing advice to the Company on preparation and completion of this Offering Circular;
●	Advising the Company on how to configure our website for the offering working with prospective investors;
●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by DealMaker.
●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay DealMaker a cash commission equal to five percent (3.0%) of the amount raised in the Offering not to exceed $1,359,582, if fully subscribed (which includes commissions on the Investor Fee charged to investors that invest via DealMaker).

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b.)	Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of DealMaker Securities to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at invest.modemobile.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card or USDC stablecoin to an account we designate. DealMaker is providing the back-end technology to process investments on our invest.modemobile.com website through its integrated payment solutions. There is no escrow established for this offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

Investors who are eligible to receive Bonus Shares through conversion of Mode Mobile points will be able to initiate this transaction via the Company’s EarnOS app. Once the conversion is approved by the Company via the app, the investor will then be directed to DealMaker to sign their subscription agreement and claim their shares. A form of the Subscription Agreement is included as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

There are no fees charged by DealMaker for these services.

c.)	Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain supplemental services on a case-by-case basis. DealMaker will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For supplemental marketing services, Reach will receive as compensation a maximum of $1,125,000 which will be requested on a case-by-case basis as the Company requests for the placement of marketing advertisements.

The maximum compensation to be paid to Broker and affiliates is $2,484,582 (5.48%) of the Offering proceeds.

Subscription Procedures – DealMaker Securities

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only or USDC stablecoin only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until DealMaker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

In order for an Investor to pay with USDC, they will select the “Stablecoin” option at the payment screen and then press submit. They will then be redirected to the payment processor to connect their crypto wallet in order to process the payment. Once the payment is processed, the investor will then be taken back to the DealMaker checkout page and will receive a payment confirmation.

The Company will be responsible for payment processing fees. Upon each closing, funds tendered by investors will be made available to the Company and the selling stockholders for their use, as applicable.

In order to invest you will be required to subscribe to the offering via the Company’s website, invest.modemobile.com, integrating DealMaker’s technology and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Any investor that will be receiving Bonus Shares will also be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology or via a separate electronic document signature technology employed by the Company. All investors that receive Bonus Shares will be required to agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

40

Broker has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Investor Fee

Investors that invest via DealMaker will be responsible for a 2.0% transaction fee applicable to the purchase amount paid by investors at the time of investment, which amounts to $20.00 for the minimum investment amount (the “Investor Fee”). Commissions are charged on the Investor Fee. This fee is not considered part of the cost basis of the subscribed Securities and will be remitted directly to the Company. All investments will have a maximum Investor Fee of $200.00, which represents the fee for a $10,000 investment.

Selling Securityholders

The selling shareholders set forth below will sell up to a maximum of 22,766,332 shares of Class AAA Common Stock. The selling shareholders have already sold the maximum number of shares they may sell in the offering, and no additional sales by selling securityholders will be made.

The following table sets forth the names of the selling shareholders, the number of shares of capital stock (on an as-converted basis to Common Stock basis) beneficially owned prior to this offering, the number of shares being offered in this offering and the number of shares of Capital Stock to be beneficially owned after this offering, assuming that all of the selling shareholder shares are sold in the offering.

Subscriptions for the Class AAA Common Stock will be applied between the selling shareholders on a pro rata basis, which means that at each closing in which selling shareholders are participating, a shareholder will be able to sell its “Pro Rata Portion” of the shares that the shareholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if after raising $3,000,000 million, the Company holds a closing for $1 million in gross proceeds, the Company will issue shares and receive gross proceeds of $655,376 while each of the selling shareholders will receive their Pro Rata Portion of the remaining $344,624 in gross proceeds and will transfer their shares to investors in this Offering. Selling shareholders will not offer fractional shares and the shares represented by a shareholder’s Pro Rata Portion will be determined by rounding down to the nearest whole share. At no point will the selling securityholder shares be greater than 30% of the value of the Class AAA Common Stock issued in this Offering.

The Company’s Amended and Restated Certificate Incorporation allows for the optional conversion of any outstanding class of capital stock into Class AAA Common Stock at the sole discretion of the shareholder. As a part of this Offering, all shareholders listed in the below table have granted a power of attorney to the Company to convert their stock to Class AAA Common Stock if and when they sell some or all of their stock as a part of this Offering.

41

Broker received a 3% commission on sales of Class AAA Common Stock of the selling shareholders through DealMaker’s platform prior to disbursement to the selling shareholder. The Company will not receive any of the proceeds from the sale of selling shareholder’s shares in the Offering.

Selling Securityholder	Class of Stock Owned	Amount of Class AAA Common Stock Owned Prior to Offering (On An As-	Amount Offered	Amount Owned After Offering (Assuming Sale of All Amount Offered	Selling Security Holders Pro Rata Portion (1)
Garland Fund I	Series Seed Preferred	161,000,673	3,882,170	157,118,503	17.05%
ARG Capital (Palchak)	Series Seed Preferred	4,361,361	105,164	4,256,197	0.46%
Charlie Mires	Series Seed Preferred	18,149,281	437,629	17,711,652	1.92%
Alan Matthew	Series Seed Preferred	2,309,013	55,677	2,253,336	0.24%
Dave Hoover	Series Seed Preferred	2,309,013	55,677	2,253,336	0.24%
Seth Boston	Series Seed Preferred	4,764,744	114,891	4,649,853	0.50%
Lon Chow	Series Seed Preferred	897,042	21,630	875,412	0.10%
M25 Ventures (Victor Gutwein)	Series Seed Preferred	3,694,327	89,080	3,605,247	0.39%
Pallasite Ventures (Bissonette)	Series Seed Preferred	17,958,834	433,037	17,525,797	1.90%
Scott Wald	Series Seed Preferred	6,927,039	167,030	6,760,009	0.73%
Robert Wald Trust	Series Seed Preferred	1,154,507	27,838	1,126,669	0.12%
Marin Wald Trust	Series Seed Preferred	1,154,507	27,838	1,126,669	0.12%
Weiland Street Capital	Series Seed Preferred	5,963,840	143,805	5,820,035	0.63%
George Colis	Series Seed Preferred	9,236,052	222,707	9,013,345	0.98%
Irma Wang	Series Seed Preferred	952,884	22,977	929,907	0.10%
Sarah Somers	Series Seed Preferred	1,429,326	34,465	1,394,861	0.15%
Chris D’Cruz	Series Seed Preferred	2,770,784	66,811	2,703,973	0.29%
Shu Duan	Series Seed Preferred	18,264,690	440,412	17,824,278	1.93%
Christopher Deutsch	Series Seed Preferred	1,429,488	34,469	1,395,019	0.15%
JEL Holdings (Lou)	Series Seed Preferred	2,250,018	54,254	2,195,764	0.24%
Mohammed Khadir	Series Seed Preferred	952,884	22,977	929,907	0.10%
Merrick Ventures	Series Seed Preferred	14,294,070	344,669	13,949,401	1.51
Kiran Panesar	Class A Shares	103,413,358	2,493,581	100,919,777	10.95%
Dan Novaes	Class A Shares	506,010,290	12,201,304	493,808,986	53.59%
Justin Hines	Class B Options	9,496,251	228,981	9,267,270	1.01%
Kathy DeKam	Class B Options	12,427,383	299,658	12,127,725	1.32%
Prakash Ramachandran	Class B Options	9275089	223,648	9051441	0.98%
Nick McEvily	Class B Options	49,722,216	119,894	49,602,322	0.53%
Mark Lawrence	Class B Options	4,745,206	114,420	4,630,786	0.50%
Tim Wickey	Class A Shares	8,079,191	194,812	7,884,379	0.86%
Dan Hoffer	Class B Options	7,035,857	84,827	6,951,030	0.37%
		Total	22,766,332	969,662,886	100.00%

(1)	“Pro Rata Portion” represents that portion that a shareholder may sell in the Offering expressed as a percentage where the numerator is the amount offered by the shareholder divided by the total number of shares offered by all selling shareholders.

All of the aforementioned selling securityholders will be entering into an irrevocable power of attorney (“POA”) with an individual, as attorney-in-fact, in which they will be directing the Company and the attorney-in-fact to take the actions necessary in connection with the Offering and the sale of shares. This includes the conversion of any of the above securities into Class AAA Common Stock and the signature of any required subscription agreements with each purchaser.

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Transfer Agent and Registrar

Transfer Online, Inc. will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Lock-Up

As described under the “Securities Being Offered” and “Risk Factors” section of this Offering Circular, the subscription agreement subjects investors in this Offering to a 12 month lock-up in the event of a firm-commitment underwritten public offering or other Deemed Liquidation Event resulting in the Company’s shares being traded on a national securities exchange.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months while this offering is open, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

43

MODE MOBILE, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

MODE MOBILE, INC.

F-1

MODE MOBILE, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$15,984,812	$6,886,520
Accounts receivable	3,888,350	2,528,982
Prepaid expenses and other current assets	2,429,857	532,059
Subscription receivable	-	332,783
Other receivables	79,371	79,371
Inventory	23,858	230,431
Deferred offering costs	-	4,454,737
Total current assets	22,406,248	15,044,883

Property, equipment and other assets:
Property and equipment, net	17,464	13,277
Intangible assets, net	9,804,014	-
Cryptocurrency assets	9,981	12,531
Nonfungible token assets	51,060	51,060
	9,882,518	76,868
Total assets	$32,288,766	$15,121,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,667,129	$1,461,512
Accrued expenses and other current liabilities	4,421,033	3,055,817
Total current liabilities	7,088,162	4,517,329
Loan payable	5,000,000	-
Total liabilities	12,088,162	4,517,329

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of June 30, 2025 and December 31, 2024, liquidation preference of $4,759,840 as of both June 30, 2025 and December 31, 2024	34,566	35,371
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 627,870,232 and 646,825,014 shares issued and outstanding as of June 30, 2025 and December 31, 2024	62,788	64,683
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 20,749,794 and 20,737,172 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2,075	2,073
Class C common stock, $0.0001 par value, 12,150,000 shares authorized,10,946,911 and, 10,993,629 shares issued and outstanding as of June 30, 2025 and December 31, 2024	1,094	1,099
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 422,521,070 and 149,320,399 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	42,242	14,932
Additional paid-in capital	28,586,414	18,212,726
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(8,378,576)	(7,576,463)
Total stockholders’ equity	20,200,603	10,604,422
Total liabilities and stockholders’ equity	$32,288,766	$15,121,751

See accompanying notes, which are an integral part of these consolidated financial statements

F-2

MODE MOBILE, INC.

CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE INCOME

	Six Months Ended
	June 30,
	2025	2024
Net revenues	$9,168,267	$6,005,664
Cost of net revenues	505,405	662,820
Gross profit	8,662,862	5,342,843

Operating expenses:
Sales and marketing	4,297,627	3,222,263
Research and development	2,032,470	2,381,121
General and administrative	3,393,917	2,037,021
Total operating expenses	9,724,015	7,640,405

Loss from operations	(1,061,152)	(2,297,561)

Other income (expense), net:
Realized gains (losses) on cryptocurrency sales	-	319,750
Other income	259,039	41,191
Total other income (expense), net	259,039	360,941

Provision for income taxes	-	-
Net loss	$(802,114)	$(1,936,620)

Weighted average common shares outstanding - basic and diluted	1,082,384,886	741,579,207
Net income (loss) per common share - basic and diluted	$(0.001)	$(0.003)

See accompanying notes, which are an integral part of these consolidated financial statements

F-3

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series Seed		Common Stock								Additional			Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity
Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	$(150,000)	$(4,318,480)	$4,065,773
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	17,489,936	1,749	877,938	-	-	879,687
Exercise of options	-	-	-	-	8,145,629	815	-	-	-	-	8,667	-	-	9,481
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	373,503	-	-	373,503
Offering costs	-	-	-	-	-	-	-	-	-	-	(260,760)	-	-	(260,760)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,936,620)	(1,936,620)
Balances at June 30, 2024	353,712,906	$35,371	646,825,014	$64,683	18,108,067	$1,811	10,993,629	$1,099	78,470,279	$7,847	$9,425,353	$(150,000)	$(6,255,101)	$3,131,063

Balances at December 31, 2024	353,712,906	$35,371	646,825,014	$64,683	20,737,172	$2,073	10,993,629	$1,099	149,320,399	$14,932	$18,212,726	$(150,000)	$(7,576,463)	$10,604,422
Issuance of Class AAA common stock pursuant to Regulation CF and A offering	-	-	-	-	-	-	-	-	244,539,923	24,454	30,610,574	-	-	30,635,027
Conversion of preferred and common shares into Class AAA common shares	(8,053,255)	(805)	(18,954,782)	(1,895)	(1,505,993)	(151)	(46,718)	(5)	28,660,748	2,856	-	-	-	-
Exercise of options	-	-	-	-	1,518,615	152	-	-	-	-	12,363	-	-	12,515
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	427,439	-	-	427,439
Offering costs	-	-	-	-	-	-	-	-	-	-	(20,676,687)	-	-	(20,676,687)
Net loss	-	-	-	-	-	-	-	-	-	-		-	(802,114)	(802,114)
Balances at June 30, 2025	345,659,651	$34,566	627,870,232	$62,788	20,749,794	$2,075	10,946,911	$1,094	422,521,070	$42,242	$28,586,414	$(150,000)	$(8,378,576)	$20,200,603

See accompanying notes, which are an integral part of these consolidated financial statements.

F-4

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(802,114)	$(1,936,620)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Amortization of intangibles	435,986	-
Depreciation and amortization	4,000	2,106
Stock-based compensation	427,439	373,503
Realized gains on cryptocurrency sales	-	(319,750)
Loss on disposal of assets	-	11,097
Changes in operating assets and liabilities:
Accounts receivable	(1,359,368)	(427,423)
Prepaid expenses and other current assets	(1,774,859)	20,451
Inventory	206,574	104,466
Accounts payable	1,205,418	234,568
Accrued expenses and other current liabilities	1,365,216	137,615
Net cash used in operating activities	(291,708)	(1,799,987)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	2,750	518,229
Purchase of property and equipment	(8,186)	(7,257)
Purchase of intangible asset	(6,583,781)	-
Net cash provided by investing activities	(6,589,217)	510,972
Cash flows from financing activities:
Loan proceeds	4,877,061	-
Deferred offering costs	-	(782,279)
Issuance of common stock, net of offering costs	11,102,156	618,928
Exercise of options	-	9,482
Net cash used in financing activities	15,979,217	(153,869)
Net change in cash and cash equivalents	9,098,293	(1,442,884)
Cash and cash equivalents at beginning of period	6,886,520	2,524,045
Cash and cash equivalents at end of period	$15,984,813	$1,081,161

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Non cash purchase of intangible asset	$3,656,219	$-
Purchase of cryptocurrency	$200	$190,430

See accompanying notes, which are an integral part of these consolidated financial statements

F-5

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025

1.	NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

F-6

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2025 and December 31, 2024, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $15,734,812 and $6,636,520 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

The Company’s account receivables are due from customers primarily due to the Company’s marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of June 30, 2025 and December 31, 2024, there was a $3,888,350 and $2,528,982 respectively, allowance for doubtful accounts.

F-7

Inventory

The Company’s inventory consists of finished goods pertaining to the Company’s hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of June 30, 2025 and December 31, 2024, the Company had deposits for future inventory of $0 and $0 respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both June 30, 2025 and December 31, 2024.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

	June 30,	December 31,
	2025	2024
Computer equipment	$28,171	$19,985
Less: Accumulated depreciation	(10,707)	(6,708)
Property and equipment, net	$17,464	$13,277

Depreciation expense was $4,000 and $2,106 for the six months ended June 30, 2025 and 2024 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

F-8

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intellectual Property

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. As of June 30, 2025 intangible assets, net of accumulated amortization of $227,807, was $0.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens (“NFTs”) when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs (see Note 4), being actively traded exchange’s closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the six months ended June 30, 2025 and 2024, no impairment related to its NFTs was recorded.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2024 and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

F-9

Revenue by source consisted of the following for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024
Advertising and software subscriptions	$9,148,844	$5,319,927
Other (including hardware)	19,423	685,737
Net revenues	$9,168,267	$6,005,664

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of June 30, 2025, and 2024, the Company has deferred revenue of $82,105 and $30,212.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the six months ending June 30, 2025, and 2024:

	Six Months Ended
	June 30,
	2025	2024
Advertising	$2,001,104	$1,392,903
Other (including hardware)	241,468	294,226
Cost of net revenues	$2,242,571	$1,687,129

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $1,595,017 and $1,374,000 for the six months ended June 30, 2025, and 2024, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

F-10

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of June 30, 2025, and December 31, 2024, the Company had capitalized $0 and $4,454,737 in deferred offering costs, respectively.

F-11

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2025	2024
Series Seed convertible preferred stock	345,659,651	353,712,906
Stock options	230,721,043	216,513,494
Warrants	4,055,208	3,709,375
Total potentially dilutive shares	580,435,902	573,935,775

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard establishes an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

F-12

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on April 1, 2022 and the adoption did not have a material impact on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $291,708 and $1,799,987 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company had an accumulated deficit of $8,378,576. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4.	CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $0 and $319,750 for the six months ended June 30, 2025, and 2024, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2024 or 2023.

F-13

The indefinite lived intangible activity for the period ended June 30, 2025, are as follows:

Cryptocurrency
assets
Balance at December 31, 2024	$12,531
Purchase of cryptocurrency	200
Sales of cryptocurrency	(2,750)
Realized gains on cryptocurrency sales	-
Balance at June 30, 2025	$9,981

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2024:

Nonfungible
token assets
Balance at December 31, 2024	$51,060
Purchases of NFTs	-
Impairment	-
Balance at June 30, 2025	$51,060

5.	INTANGIBLE ASSETS

On January 24, 2025, the Company completed an asset acquisition of certain assets of Eywin Bilgi Teknolojileri A.S, a Turkish entity. Eywin develops mobile applications focused on security, privacy, device optimization, and health. Its product suite includes Applock Pro, VPN, Calculator Photo Vault Pro, and AI Trainer, solutions designed to address user needs through innovative methods and cross-platform functionality.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of approximately $10.2 million was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $3.35 million, remaining economic life of 10 years), Trade Names/Trademarks ($0.27 million, 10 years), Customer Relationships ($5.48 million, 9 years), and Assembled Workforce ($0.05 million). No goodwill or bargain purchase gain was recognized in connection with this transaction.

As of June 30, 2025, intangible assets were $9,804,014, net of $435,986 which was amortized for the six months ended June 30, 2025.

6.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

F-14

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

F-15

The liquidation preference as of both December 31, 2024 and 2023 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2024.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options, respectively, for shares of Class B common stock for no proceeds, and during 2024 the Company issued 10,609,345 shares of Class B common stock pursuant to stock option exercises for proceeds of $9,482.

During 2024, the Company also issued 88,340,056 shares of Class AAA common stock predominantly from a Regulation A+ offering, resulting in gross proceeds of $10,163,593, incurring $1,484,912 in offering costs in connection with the offering. As of December 31, 2024, subscription receivable of $332,783 relating to Class AAA shares issued during the year has been presented under subscription receivable.

During the six months ending June 30, 2025, 8,053,255 Series Seed Preferred shares, 18,954,782 Class A shares, 1,505,993 Class B shares, and 46,718 Class C shares were converted into Class AAA common stock.

During the six months ending June 30, 2025, option holders exercised 1,518,615 options for shares of Class B common stock for $12,515 in proceeds.

F-16

During the six months ending June 30, 2025, the Company issued 244,539,923 shares of Class AAA common stock for gross proceeds of $30,943,357 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $4,055,488 in offering costs.

As of June 30, 2025, and December 31, 2024, there were 627,870,232 and 646,825,014 shares of Class A Common Stock issued and outstanding. As of June 30, 2025, and December 31, 2024, there were 20,749,794 and 20,737,172 shares of Class B Common Stock issued and outstanding, respectively. As of June 30, 2025, and December 31,2024, there were 10,946,911 and 10,993,629 shares of Class C Common Stock issued and outstanding, respectively. As of June 30, 2025, and December 31, 2024 there were and 422,521,070 and 149,320,399 shares of Class AAA Common Stock issued and outstanding, respectively.

7.	STOCK- BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2024.  The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of June 30, 2025, there were 230,721,043 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	209,713,228	$0.02	$4,910,428
Granted	22,526,430	0.05
Exercised	(1,518,615)	0.03
Forfeited	-	-
Outstanding as of June 30, 2025	230,721,043	$0.03	$5,998,187

Exercisable as of June 30, 2025	167,361,502	$0.03	$4,350,993
Exercisable as of December 31, 2024	152,122,755	$0.02	$3,042,455

	Six Months Ended
	June 30,
	2025	2024

Weighted average grant-date fair value of options granted during period	$0.04	$0.02
Weighted average duration (years) to expiration of outstanding options at period-end	8.03	9.18

During 2024, option holders exercised 165,389 options for shares of Class B common stock for no proceeds and 10,609,345 options for shares of Class B common stock for $4,736 in proceeds.

F-17

During the six months ending June 30, 2025, option holders exercised 1,518,615 options for shares of Class B common stock for $12,515 in proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2025	2024
Risk-free interest rate	3.60%-4.80%	3.88%-4.80%
Expected term (in years)	5.04	4.80
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2025 and 2024 was $857,672 and $53,337 respectively. Stock-based compensation expense for stock options of $427,439 and $373,503 respectively, was recognized under FASB ASC 718 for the six months ended June 30, 2025, and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,961,097 as of June 30, 2025 and will be recognized over a weighted average period of 3.20 years as of June 30, 2025.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months Ended
	June 30,
	2025	2024
Sales and marketing	$337,677	$74,701
Research and development	47,018	186,751
General and administrative	42,744	112,051
	$427,439	$373,503

8.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 16, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

F-18

MODE MOBILE, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

F-19

INDEPENDENT AUDITOR’S REPORT

April 22, 2025

To:	Board of Directors, MODE MOBILE, INC.
Re:	2024-2023 Financial Statement Audit

We have audited the accompanying consolidated financial statements of MODE MOBILE, INC. (a corporation organized in Delaware) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, shareholders’ equity/deficit, and cash flows for the calendar years ended December 31, 2024 and 2023, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar years ended December 31, 2024 and 2023 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC
IndigoSpire CPA, PC
San José, CA

F-20

MODE MOBILE, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2023

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$6,886,520	$2,524,045
Accounts receivable	2,528,982	2,019,220
Prepaid expenses and other current assets	532,059	353,429
Subscription receivable	332,783	-
Other receivables	79,371	79,371
Inventory	230,431	568,833
Deferred offering costs	4,454,737	-
Total current assets	15,044,883	5,544,898

Property, equipment and other assets:
Property and equipment, net	13,277	8,984
Cryptocurrency assets	12,531	26,384
Nonfungible token assets	51,060	51,060
	76,868	86,428
Total assets	$15,121,751	$5,631,326

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,461,512	$783,483
Accrued expenses and other current liabilities	3,055,817	782,070
Total liabilities	4,517,329	1,565,553

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both December 31, 2024 and December 31, 2023, liquidation preference of $4,759,840 as of both December 31, 2024 and December 31, 2023	35,371	35,371
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both December 31, 2024 and December 31, 2023	64,683	64,683
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 20,737,172 and 9,962,438 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2,073	996
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 10,993,629 shares issued and outstanding as of both December 31, 2024 and December 31, 2023	1,099	1,099
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 149,320,399 and 60,980,343 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	14,932	6,098
Additional paid-in capital	18,212,726	8,426,006
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(7,576,463)	(4,318,480)
Total stockholders’ equity	10,604,422	4,065,773
Total liabilities and stockholders’ equity	$15,121,751	$5,631,326

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-21

MODE MOBILE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

As of December 31, 2024 and 2023

	Year Ended
	December 31,
	2024	2023
Net revenues	$12,165,275	$8,226,428
Cost of net revenues	1,110,492	956,463
Gross profit	11,054,783	7,269,964
	90.87%	88.37%
Operating expenses:
Sales and marketing	5,842,705	4,906,434
Research and development	4,240,451	5,190,493
General and administrative	4,707,651	3,244,007
Impairment of long-lived assets	-	7,092
Total operating expenses	14,790,807	13,348,026

Loss from operations	(3,736,024)	(6,078,061)

Other income (expense), net:
Realized gains (losses) on cryptocurrency sales	376,905	623,344
Impairment of nonfungible token assets	-	(119,139)
Other income	101,137	2,215,323
Total other income (expense), net	478,042	2,719,528

Provision for income taxes	-	-
Net loss	$(3,257,982)	$(3,358,533)

Weighted average common shares outstanding - basic and diluted	777,639,951	694,127,771
Net income (loss) per common share - basic and diluted	$(0.004)	$(0.005)

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-22

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2024 and 2023

	Series Seed		Common Stock								Additional			Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity

Balances at December 31, 2022	353,712,906	$35,371	646,825,014	$64,683	5,301,936	$530	-	$-	-	$-	$5,321,618	$(150,000)	$(959,947)	$4,312,255
Issuance of Class C common shares pursuant to royalty liability	-	-	-	-	-	-	10,993,629	1,099	-	-	285,956	-	-	287,056
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	60,980,343	6,098	5,138,492	-	-	5,144,590
Exercise of options	-	-	-	-	4,660,502	466	-	-	-	-	4,270	-	-	4,736
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	847,243	-	-	847,243
Offering costs	-	-	-	-	-	-	-	-	-	-	(3,171,573)	-	-	(3,171,573)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,358,533)	(3,358,533)
Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	$(150,000)	$(4,318,480)	$4,065,773
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	88,340,056	8,834	10,487,542	-	-	10,496,376
Exercise of options	-	-	-	-	10,774,734	1,077	-	-	-	-	8,405	-	-	9,482
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	775,686	-	-	775,686
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,484,912)	-	-	(1,484,912)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(3,257,983)	(3,257,983)
Balances at December 31, 2024	353,712,906	$35,371	646,825,014	$64,683	20,737,172	$2,073	10,993,629	$1,099	149,320,399	$14,932	$18,212,726	$(150,000)	$(7,576,463)	$10,604,421

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements.

F-23

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,257,982)	$(3,358,533)
Adjustments to reconcile net loss to net cash provided used in operating activities:
Depreciation and amortization	5,370	50,100
Realized gains on cryptocurrency sales	(376,905)	(623,344)
Loss on disposal of assets	-	17,944
Bad debt	103,143	219,102
Impairment of nonfungible token assets	-	119,139
Impairment expense	-	7,092
Stock-based compensation	775,686	847,243
Forgiveness of royalty liability	-	(1,612,944)
Changes in operating assets and liabilities:
Accounts receivable	(612,905)	427,515
Prepaid expenses and other current assets	(178,630)	254,989
Inventory	338,402	(302,534)
Other receivables	-	(79,371)
Subscription receivable	(332,783)	-
Accounts payable	408,211	195,241
Accrued expenses and other current liabilities	2,273,746	691,308
Net cash used in operating activities	(854,646)	(3,147,054)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	660,576	706,250
Purchase of property and equipment	(9,663)	(17,414)
Deposits	-	1,150
Net cash provided by investing activities	650,913	689,986
Cash flows from financing activities:
Deferred offering costs	(4,454,737)	214,506
Issuance of common stock, net of offering costs	9,011,464	1,973,017
Exercise of options	9,482	4,736
Net cash used in financing activities	4,566,208	2,192,259
Net change in cash and cash equivalents	4,362,475	(264,809)
Cash and cash equivalents at beginning of period	2,524,045	2,788,854
Cash and cash equivalents at end of period	$6,886,520	$2,524,045

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Issuance of Class C common shares pursuant to royalty liability	$-	$287,056
Purchase of cryptocurrency	$269,818	$-

See accompanying independent auditor’s report and notes, which are an integral part of these consolidated financial statements

F-24

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

1.	NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

F-25

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Reclassifications

Certain amounts were reclassified from prior year to conform with current year’s presentation. Primarily, user redemptions previously included in cost of net revenues were reclassified to sales and marketing expenses.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2024 and 2023, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $6,636,520 and $2,274,045 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

F-26

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Accounts Receivable

The Company’s account receivables are due from customers primarily due to the Company’s marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers’ payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer’s ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of December 31, 2024 and 2023, there was a $674,623 and $764,438 allowance for doubtful accounts, respectively.

Inventory

The Company’s inventory consists of finished goods pertaining to the Company’s hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2024 and 2023.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

The following is a summary of property and equipment:

	December 31,
	2024	2023
Computer equipment	$19,985	$10,322
Less: Accumulated depreciation	(6,708)	(1,338)
Property and equipment, net	$13,277	$8,984

Depreciation expense was $5,370 and $1,338 for the years ended December 31, 2024 and 2023 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

F-27

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens (“NFTs”) when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs (see Note 4), being actively traded exchange’s closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, the Company recorded $0 and $119,139, respectively on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2024 and 2023 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

F-28

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Revenue by source consisted of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Advertising and software subscriptions	$10,322,289	$7,127,559
Other (including hardware)	1,842,986	1,098,869
Net revenues	$12,165,275	$8,226,428

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2024, the Company has deferred revenue of $37,774.

Cost of Net Revenues

Cost of net revenues includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $2,102,000 and $1,895,000 for the years ended December 31, 2024 and 2023, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Sales and Marketing

Sales and marketing expenses include user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Sales and marketing also include advertising costs, other marketing efforts for customer acquisition.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

F-29

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2024 and 2023, the Company had capitalized $4,454,737 and $0 in deferred offering costs, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

F-30

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended December 31,
	2024	2023
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	209,713,228	212,564,838
Warrants	3,721,875	812,500
Total potentially dilutive shares	567,148,009	567,090,244

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, primarily disclosure of significant segment expense categories and amounts for each reportable segment. The new standard is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 in the annual financial statements for year ended December 31, 2024, and for interim periods beginning in 2025. The adoption of ASU 2023-07 did not have a significant impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

F-31

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has net cash used in operating activities of $854,646 and $3,147,054 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $7,576,463. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4.	CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $376,905 and $623,344 for the years ended December 31, 2024, and 2023, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2024 or 2023.

The indefinite lived intangible activity for the year ended December 31, 2024, are as follows:

Cryptocurrency assets
Balance at December 31, 2022	$108,583
Purchase of cryptocurrency	707
Sales of cryptocurrency	(706,250)
Realized gains on cryptocurrency sales	623,344
Balance at December 31, 2023	26,384
Purchase of cryptocurrency	269,818
Sales of cryptocurrency	(660,576)
Realized gains on cryptocurrency sales	376,905
Balance at December 31, 2024	$12,531

F-32

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2024:

Nonfungible
token assets
Balance at December 31, 2023	$51,060
Purchases of NFTs	-
Impairment	-
Balance at December 31, 2024	$51,060

5.	SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the “Project”). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company’s $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, Investments – Debt and Equity Securities (“ASC 320”). ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, Elements of Financial Statements) of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a “funded software arrangement”, and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation liability was $0 as of both December 31, 2024 and 2023.

During the years ended December 31, 2024 and 2023, payments made on software development for performance obligations totaled $0 and $0, respectively, which were credited to operating expenses in the consolidated statements of operations.

On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company’s financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023. In the year ended December 31, 2023, a total of $287,056 of the royalty was released in exchange of the issuance of 10,993,629 of the Company’s shares of Class C common stock. During the year ended December 31, 2023, the Company determined that no further obligation existed, and as such recorded a gain on the royalty liability of $1,692,511 to other income in the consolidated statements of operations and comprehensive loss. As of December 31, 2024, the remaining balance of the royalty liability was $0.

F-33

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

6.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

F-34

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both December 31, 2024 and 2023 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 2,125,000,000 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2024.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

F-35

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During the years ended December 31, 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options for shares of Class B common stock for proceeds of $9,482 and $4,736, respectively.

During the year ended December 31, 2024, the Company issued 88,340,056 shares of Class AAA common stock for gross proceeds of $10,496,376 predominantly from a Regulation A+ offering. In connection with the offering, the Company incurred $1,484,912 in offering costs. As of December 31, 2024, $332,783 of this offering was included as a subscription receivable on the consolidated balance sheet, which was received in January 2025.

As of both December 31, 2024 and 2023, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2024 and 2023 there were 20,737,172 and 9,962,438 shares of Class B Common Stock issued and outstanding, respectively. As of both December 31, 2024 and 2023 there were 10,993,629 shares of Class C Common Stock issued and outstanding. As of December 31, 2024 and 2023 there were and 149,320,399 shares of Class AAA Common Stock issued and outstanding, respectively.

7.	STOCK-BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2024. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2024, there were 37,549,600 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	226,757,718	$0.02	$2,494,359
Granted	230,071,248	$0.03
Exercised	-	$0.01
Forfeited	(244,198,271)	$0.01
Outstanding as of December 31, 2023	212,630,695	$0.03	$5,530,000
Granted	32,713,753	0.01
Exercised	(10,609,345)	0.03
Forfeited	(25,021,875)	0.03
Outstanding as of December 31, 2024	209,713,228	$0.02	$4,910,428

Exercisable as of December 31, 2024	152,122,755	$0.02	$3,042,455
Exercisable as of December 31, 2023	154,239,041	$0.02	$3,084,781

F-36

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023

Weighted average grant-date fair value of options granted during period	$1.00	$0.02
Weighted average duration (years) to expiration of outstanding options at period-end	8.33	9.18

During the years ended December 31, 2024 and 2023, option holders exercised 10,774,734 and 4,660,502 options for shares of Class B common stock for proceeds of $9,482 and $4,736, respectively.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	3.60%-4.80%	3.60%-4.67%
Expected term (in years)	5.06	5.63
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $327,138 and $4,579,425 respectively. Stock-based compensation expense for stock options of $755,686 and $847,243, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,122,619 as of December 31, 2024 and will be recognized over a weighted average period of 3.20 years as of December 31, 2024.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,
	2024	2023
Sales and marketing	$155,137	$169,449
Research and development	387,843	423,621
General and administrative	232,705	254,173
	$775,685	$847,243

8.	INCOME TAXES

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

F-37

MODE MOBILE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards and cash to accrual differences. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $2,602,378 and $1,996,554, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$1,776,365	$1,785,741
Cash to accrual differences	826,013	210,813
Valuation allowance	(2,602,378)	(1,996,554)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $2,602,378 and $1,996,554 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance increased by $605,825 and $893,227 during the years ended December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2024 and 2023 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $6,347,880 and $6,381,382, respectively. Pursuant to change in control rules associated with the merger, the Company may be at risk of losing the ability to utilize pre-merger net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

9.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

On January 24, 2025, the Company completed the purchase of an app from a Turkish entity, Eywin Bilgi Teknolojileri, for total cash consideration of $6,583,781 at closing date. The Company is evaluating the impact on the financial statements and the purchase price allocation.

As of April 22, 2025, the Company has collected $31,592,196 in gross receipts related to crowdfunding campaign exempt from registration under Regulation A, tier 2.

Additionally, in April 2025, the Company received an investment of $3 million from a venture capital firm in the media industry.

Management has evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

F-38

NGL Labs, LLC

____________

Financial Statements

June 30, 2025

F-39

NGL Labs, LLC

F-40

1631 Alhambra Blvd, Suite 130, Sacramento, CA 95816 Phone 916-641-6990 | Fax 916-641-6994 | bpm@bpm.com

Independent Accountants’ Review Report

To the Board of Directors and Members of

NGL Labs, LLC

Beverly Hills, California

We have reviewed the accompanying financial statements of NGL Labs, LLC (the “Company”) (a Delaware Limited Liability Company), which comprise the balance sheet as of June 30, 2025, and the related statements of income, members’ equity, and cash flows for the six months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the member’s financial data and making inquiries of the members. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

The Members’ Responsibility for the Financial Statements

The members are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants’ Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants’ Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. GAAP.

/s/ BPM LLP

Sacramento, California

December 10, 2025

bpm.com

F-41

NGL Labs, LLC

Balance Sheet

As of June 30, 2025

(See Independent Accountants’ Review Report)

ASSETS

Assets:
Cash and cash equivalents	$617,644
Accounts receivable	1,608,316
Investments	253,253

Total assets	$2,479,213

LIABILITIES AND MEMBERS’ EQUITY

Liabilities:
Accounts payable	$37,770
Accrued legal payable	67,170

Total liabilities	104,940

Commitments and contingencies (Note 4)

Members’ equity	2,374,273

Total liabilities and members’ equity	$2,479,213

The accompanying notes are an integral part of these financial statements.

F-42

NGL Labs, LLC

Statement of Income

For the six months ended June 30, 2025

(See Independent Accountants’ Review Report)

Revenue	$8,298,983
Cost of revenue	2,887,807

Gross profit	5,411,176

Operating expenses:
Legal and professional	354,640
General and administrative	254,616
Sales and marketing	36,193

Total operating expenses	645,449

Income from operations	4,765,727

Other (expense) income:
Amortization of debt discount	(54,102)
Dividend income	30,713

Total other expense, net	(23,389)

Net income	$4,742,338

The accompanying notes are an integral part of these financial statements.

F-43

NGL Labs, LLC

Statement of Members’ Equity

For the six months ended June 30, 2025

(See Independent Accountants’ Review Report)

Balance as of January 1, 2025	$2,877,161

Net income	4,742,338
Distributions to members	(5,515,226)
Equity-based compensation	270,000

Balance as of June 30, 2025	$2,374,273

The accompanying notes are an integral part of these financial statements.

F-44

NGL Labs, LLC

Statement of Cash Flows

For the six months ended June 30, 2025

(See Independent Accountants’ Review Report)

Cash flows from operating activities:
Net income	$4,742,338
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt discount	54,102
Equity-based compensation expense	270,000
Non-cash dividend income	(30,713)
Changes in operating assets and liabilities:
Accounts receivable	(158,752)
Accounts payable	13,568
Accrued expenses and other current liabilities	(50,559)

Net cash provided by operating activities	4,839,984

Cash flows from investing activities:
Proceeds from the sale of investments	678,922

Net cash provided by investing activities	678,922

Cash flows from financing activities:
Payments on term loan	(666,748)
Distributions to members	(5,515,226)

Net cash used in financing activities	(6,181,974)

Net decrease in cash and cash equivalents	(663,068)

Cash and cash equivalents at beginning of year	1,280,712

Cash and cash equivalents at end of year	$617,644

Noncash financing and investing activities:
Noncash dividend income from investments	$30,713

The accompanying notes are an integral part of these financial statements.

F-45

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

1.	Nature of Business

Organization

NGL Labs, LLC (the “Company”), was formed in August 2022 as a Delaware limited liability company, and is headquartered in Beverly Hills, California. The Company operates in the technology sector, primarily focused on developing and maintaining mobile applications, including its flagship anonymous messaging app, “NGL: ask me anything.” The Company’s services are designed to facilitate anonymous communication among users, with a focus on social media integration.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from those estimates. Significant estimates include the valuation of equity-based compensation awards.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of checking and money market accounts with a financial institution that management believes to be of high credit quality and, therefore, subject to minimal credit risk.

The Company distributes its mobile application exclusively through the Apple App Store and Google Play Store. As a result, all revenue is processed and remitted by Apple Inc. (“Apple”) and Google LLC (“Google”), which act as transaction processing vendors. This vendor concentration exposes the Company to credit risk associated with the financial health and payment practices of these two entities. Management monitors the financial condition and contractual terms of these vendors and believes the risk of non-payment is minimal due to their strong credit profiles and established payment practices.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market accounts, which amounted to approximately $0.3 million as of June 30, 2025.

F-46

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

2.	Summary of Significant Accounting Policies, continued

Accounts Receivable

Accounts receivable consists of amounts due from platform providers for application sales and in-app purchases. As of June 30, 2025, all receivables are due from Apple and Google as all revenue is collected via these platforms. As of June 30, 2025, the Company did not record an allowance for expected credit losses, as it has not experienced any collection issues and considers both Apple and Google to be high-credit-quality counterparties. Management monitors receivable balances regularly and does not anticipate any losses. Accounts receivable as of January 1, 2025 was $1,449,564.

Fair Value Measurement

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – Inputs that are unadjusted, quoted prices in active markets for identical assets, or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instruments’ anticipated life.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers and its Related Amendments (“Topic 606”), which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenue is recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

●	identification of contract(s) with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, performance obligations are satisfied.

F-47

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

2.	Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The Company satisfies performance obligations either over time or at a point in time, as discussed in further detail below.

Revenue is primarily generated through in-app purchases and subscriptions offered via the Apple App Store and Google Play Store. These purchases include access to premium features such as NGL Pro, which provides enhanced user functionality within the mobile application. Revenue is recognized when the control of the promised goods or services is transferred to the customer, which occurs over the subscription period. The subscription period is weekly. The Company evaluates its contracts to identify distinct performance obligations and allocates the transaction price accordingly. The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction, and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

Apple and Google facilitate the delivery of the application and process all customer payments. Although Apple and Google remit cash to the Company, net of their respective commissions and applicable taxes, the Company has concluded that it is the principal in these transactions. This conclusion is based on the Company’s control over the service (i.e., access to premium features) prior to the transfer to the customer and its primary responsibility for fulfilling the performance obligations under the contract. As a result, revenue is recognized on a gross basis, and platform commissions and fees are presented as cost of revenue.

There are no significant refund liabilities or contract assets as of June 30, 2025.

Cost of Revenue

Cost of revenue consists primarily of employee compensation and related expenses directly associated with the delivery and support of the Company’s mobile application services. Additionally, cost of revenue includes commissions and fees retained by Apple and Google for processing in-app purchases and subscriptions.

Software Development Costs

The Company incurs costs related to the development, maintenance, and enhancement of its mobile application and supporting infrastructure. These costs include employee compensation, third-party services, and other direct expenses associated with software engineering and product development. In accordance with ASC 350-40, Internal-Use Software, the Company has evaluated the nature of its development activities and determined that such costs do not meet the criteria for capitalization. As a result, all software and app development costs are expensed as incurred.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Additional information regarding the Company’s commitments and contingencies is provided in Note 4 to the financial statements.

Members’ Equity – Common and Restricted Units

The Company’s equity interests are denominated in common units. Restricted units are comprised of common units that are subject to time-based vesting conditions tied to continued service. The awards are accounted for under ASC 718, Compensation—Stock Compensation (“ASC 718”).

F-48

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

2.	Summary of Significant Accounting Policies, continued

Members’ Equity – Common and Restricted Units, continued

Restricted units are measured at their grant-date fair value, which is estimated based on the fair value of the Company’s underlying common units at the date of grant using the adjusted net asset value of the Company’s net identifiable assets, adjusted for a discount for lack of marketability.

The restricted units are classified as part of members’ equity because the units do not meet the definition of a liability in accordance with ASC 480, Distinguishing Liabilities from Equity, and equity classification is not precluded under ASC 718. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Any equity-based compensation expense related to unvested awards is reversed upon actual forfeiture.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense. These costs were insignificant for the six months ended June 30, 2025.

Income Taxes

The Company has elected to be taxed as a partnership, which results in reporting income and expenses under partnership provisions of the Internal Revenue Code. The Company is not subject to taxation as all income is passed through to the members of the Company. Under those provisions, the Company’s taxable income or loss flows through to the members to be reported on their individual income tax returns. Therefore, no liability for federal and state income tax has been reflected in the financial statements. A franchise fee and an LLC fee, based on revenue, are paid to the State of California, which are included in general and administrative expenses on the statement of income.

The Company is subject to examination by federal authorities for the tax years 2021 through 2024, and California state authorities for the tax years 2020 through 2024. Effective January 1, 2018, a new centralized partnership audit regime allows federal authorities to collect any audit tax assessments, penalties, and interest directly from the Company, rather than the individual members. The Company does not qualify to elect out of the new audit regime.

Penalties and interest expense, if any are assessed by income-taxing authorities and are expensed as incurred. The Company did not have any entity-level uncertain tax positions as of June 30, 2025.

Recently Issued Accounting Pronouncements, Not Yet Adopted

In September 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), which introduces a principles-based model for capitalizing internal-use software costs. Under ASU 2025-06, costs may be capitalized once a project is authorized by management and it is probable the software will be completed and used as intended. ASU 2025-06 also consolidates prior guidance on website development into the internal-use software framework. ASU 2025-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on its financial statements.

F-49

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

2.	Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, Adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces a practical expedient and an accounting policy election intended to simplify the application of the credit loss model to current accounts receivable and contract assets arising from transactions accounted for under Topic 606. The practical expedient allows entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. Additionally, nonpublic entities that elect the practical expedient may also elect to consider subsequent cash collections when estimating expected credit losses. ASU 2025-05 is effective for annual and interim periods beginning after December 15, 2025, with early adoption permitted. ASU 2025-05 was early adopted by the Company on January 1, 2025, and did not have a material impact on its financial statements.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact to its financial statements.

3.	Fair Value Measurement

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows as of June 30, 2025:

	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$252,267	$-	$-	$252,267
Mutual funds	253,253	-	-	253,253

Total	$505,520	$-	$-	$505,520

4.	Commitments and Contingencies

Litigation

The Company, at times, is involved in claims and legal actions that arise in the normal course of business. Such matters are subject to uncertainties and outcomes that are not predictable with assurance. The Company makes an assessment of the probability of incurring any such losses and whether or not those losses are estimable. Legal costs are expensed as incurred. To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, the Company will either disclose the estimated additional loss or state that such an estimate cannot be made.

F-50

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

4.	Commitments and Contingencies, continued

Federal Trade Commission and State of California Settlement

In July 2024, the Company entered into a settlement agreement with the Federal Trade Commission (“FTC”) and the State of California relating to alleged violations of the FTC Act, the Restore Online Shoppers’ Confidence Act, the Children’s Online Privacy Protection Act, and California’s Unfair Competition and False Advertising Laws. The settlement resolved claims regarding the Company’s anonymous messaging application, including alleged misrepresentations about message sources, content moderation, and subscription disclosures, as well as alleged collection of personal information from children under 13. Under the terms of the settlement, the Company agreed to pay $5.0 million ($4.5 million to the FTC to be refunded to users and $0.5 million of civil penalties to the State of California), implement compliance measures restricting use to users age 18 and older, and adhere to ongoing compliance monitoring and recordkeeping requirements. The Company paid and recorded the entire settlement expense during the year ended December 31, 2024, following the conclusion of the FTC investigation when the settlement became both probable and reasonably estimable. For the six months ended of June 30, 2025, no additional expense was incurred.

5.	Short-Term Debt, Net

Serengeti Loan and Security Agreement

In July 2024, the Company entered into a loan and security agreement with Serengeti Multi-Series Master LLC (“Lender”), with Serengeti Asset Management, LP acting as the administrative agent. The agreement provides for a term loan commitment of up to $1.1 million, which was fully drawn by the Company. The loan was subject to an original issue discount (“OID”) of 12.5%, or approximately $0.1 million, which is retained by the Lender. The Company was liable for the full principal amount, inclusive of the OID. Principal payments were due monthly in the amount of $95,250, and all outstanding amounts were due at maturity on August 18, 2025.

The loan did not bear a stated interest rate; instead, the OID represented the Lender’s compensation. The loan was secured by a first priority security interest in substantially all assets of the Company and contained customary affirmative and negative covenants, including minimum cash and revenue requirements, and restrictions on additional indebtedness, liens, mergers, investments, and distributions.

In April 2025, the loan was fully repaid.

6.	Members’ Equity

Organization and Capital Structure

As of June 30, 2025, there were three members of the Company.

Restricted Units

The Company is authorized to issue 10,000,000 common units. In 2022, the Company issued 9,000,000 restricted units to its three members. The restricted units vest over a term of 48 months, with a one-year cliff vest, provided the member maintain a business relationship as defined in the agreement. Unvested units are subject to forfeiture upon termination of the holder’s business relationship. No restricted units were granted for the six months ended June 30, 2025.

F-51

NGL Labs, LLC

Notes to Financial Statements

June 30, 2025

(See Independent Accountants’ Review Report)

6.	Members’ Equity, continued

Restricted Units, continued

The following table summarizes the activity for restricted units for the period ended June 30, 2025:

	Restricted Units	Weighted- Average Grant Date Fair Value

Outstanding at the beginning of the year	7,406,250	$0.32
Outstanding at the end of the year	7,406,250	$0.32

Vested at the beginning of the year	5,859,375	$0.32
Vested during the year	843,750	$0.32
Vested at the end of the year	6,703,125	$0.32
Unvested at the beginning of the year	1,546,875	$0.32
Unvested at the end of the year	703,125	$0.32

As of June 30, 2025, total unrecognized compensation expense related to unvested restricted units was $180,000 and will be recognized over a weighted-average period of 0.33 years.

Contributions and Distributions

Members may make capital contributions to the Company and may receive distributions from the Company as determined by the Board of Directors (the “Board”), in accordance with the LLC Agreement. All distributions are made pro rata in proportion to the number of common units held. Contributions and distributions from and to members are recorded as adjustments to members’ equity.

Voting and Transfer Restrictions

Each common unit entitles the holder to one vote on matters requiring member approval. Transfers of units are subject to restrictions outlined in the LLC Agreement, including rights of first refusal and requirements for Board and member approval.

Liability

No member is personally liable for the debts or obligations of the Company beyond their capital contributions.

7.	Subsequent Events

The Company has evaluated events and transactions occurring subsequent to June 30, 2025 through December 10, 2025, the date the financial statements were available to be issued and has identified the following subsequent events.

On December 1, 2025, Mode Mobile, Inc. completed the acquisition of 100% of the Company’s equity interests. The total consideration was approximately $55.0 million, consisting of cash, buyer stock, and promissory notes, and was subject to customary adjustments and closing conditions. All required due diligence, definitive agreements, and approvals were finalized as part of the transaction.

Management concluded that no additional material subsequent events have occurred since June 30, 2025 that require recognition or disclosure in these financial statements.

F-52

NGL Labs, LLC

____________

Financial Statements

December 31, 2024 and 2023

F-53

NGL Labs, LLC

F-54

1631 Alhambra Blvd, Suite 130, Sacramento, CA 95816 Phone 916-641-6990 | Fax 916-641-6994 | bpm@bpm.com

Independent Auditors’ Report

To the Board of Directors and Members of

NGL Labs, LLC

Beverly Hills, CA

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of NGL Labs, LLC (the “Company”) (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

bpm.com

F-55

To the Board of Directors and Members of

NGL Labs, LLC

In performing an audit in accordance with U.S. GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

 /s/ BPM LLP

Sacramento, California

December 5, 2025

F-56

NGL Labs, LLC

Balance Sheets

As of December 31, 2024 and 2023

	2024	2023
ASSETS

Assets:
Cash and cash equivalents	$1,280,712	$1,578,775
Accounts receivable	1,449,564	1,935,118
Investments	901,462	756,018

Total assets	$3,631,738	$4,269,911

LIABILITIES AND MEMBERS’ EQUITY

Liabilities:
Accounts payable	$24,202	$102,205
Accrued expenses and other current liabilities	117,729	2,672,547
Short-term debt, net	612,646	-

Total liabilities	754,577	2,774,752

Commitments and contingencies (Note 5)

Members’ equity	2,877,161	1,495,159

Total liabilities and members’ equity	$3,631,738	$4,269,911

The accompanying notes are an integral part of these financial statements.

F-57

NGL Labs, LLC

Statements of Income

For the years ended December 31, 2024 and 2023

	2024	2023

Revenue	$18,845,959	$16,478,902
Cost of revenue	6,763,790	5,954,139

Gross profit	12,082,169	10,524,763

Operating expenses:
Legal settlements	5,000,000	2,500,000
Legal and professional	2,881,557	2,433,816
General and administrative	760,908	699,748
Sales and marketing	44,921	33,229

Total operating expenses	8,687,386	5,666,793

Income from operations	3,394,783	4,857,970

Other (expense) income:
Amortization of debt discount	(92,226)	-
Dividend income	52,305	12,738
Credit card rewards	19,416	3,199
Interest income	147	319

Total other (expense) income, net	(20,358)	16,256

Net income	$3,374,425	$4,874,226

The accompanying notes are an integral part of these financial statements.

F-58

NGL Labs, LLC

Statements of Members’ Equity

For the years ended December 31, 2024 and 2023

Balance as of January 1, 2023	$1,855,433

Net income	4,874,226
Distributions to members	(5,774,500)
Equity-based compensation	540,000

Balance as of December 31, 2023	1,495,159

Net income	3,374,425
Distributions to members	(2,532,423)
Equity-based compensation	540,000

Balance as of December 31, 2024	$2,877,161

The accompanying notes are an integral part of these financial statements.

F-59

NGL Labs, LLC

Statements of Cash Flows

For the years ended December 31, 2024 and 2023

	2024	2023

Cash flows from operating activities:
Net Income	$3,374,425	$4,874,226
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt discount	92,226	-
Equity-based compensation expense	540,000	540,000
Non-cash dividend income	(26,786)	(6,802)
Changes in operating assets and liabilities:
Accounts receivable	485,554	(1,065,342)
Accounts payable	(78,003)	96,368
Accrued expenses and other current liabilities	(2,554,818)	2,443,677

Net cash provided by operating activities	1,832,598	6,882,127

Cash flows from investing activities:
Proceeds from sale of investments	1,030,697	812
Purchases of investments	(1,149,355)	(750,028)

Net cash used in investing activities	(118,658)	(749,216)

Cash flows from financing activities:
Proceeds from term loan	996,670	-
Payments on term loan	(476,250)	-
Distributions to members	(2,532,423)	(5,774,500)

Net cash used in financing activities	(2,012,003)	(5,774,500)

Net (decrease) increase in cash and cash equivalents	(298,063)	358,411

Cash and cash equivalents at beginning of year	1,578,775	1,220,364

Cash and cash equivalents at end of year	$1,280,712	$1,578,775

Noncash financing and investing activities:
Original issue discount on term loan	$146,330	$-
Noncash dividend income from investments	$26,786	$6,802

The accompanying notes are an integral part of these financial statements.

F-60

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

1.	Nature of Business

Organization

NGL Labs, LLC (the “Company”) was formed in August 2022 as a Delaware limited liability company, and is headquartered in Beverly Hills, California. The Company operates in the technology sector, primarily focused on developing and maintaining mobile applications, including its flagship anonymous messaging app, “NGL: ask me anything.” The Company’s services are designed to facilitate anonymous communication among users, with a focus on social media integration.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from those estimates. Significant estimates include the valuation of equity-based compensation awards and the evaluation of commitments and contingencies, particularly those arising from litigation matters. Management assesses the likelihood of adverse outcomes and estimates the potential financial impact of such contingencies, which involves significant judgment and may be subject to change as new information becomes available.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of checking and money market accounts with a financial institution that management believes to be of high credit quality and, therefore, subject to minimal credit risk.

The Company distributes its mobile application exclusively through the Apple App Store and Google Play Store. As a result, all revenue is processed and remitted by Apple Inc. (“Apple”) and Google LLC (“Google”), which act as transaction processing vendors. This vendor concentration exposes the Company to credit risk associated with the financial health and payment practices of these two entities. Management monitors the financial condition and contractual terms of these vendors and believes the risk of non-payment is minimal due to their strong credit profiles and established payment practices.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market accounts, which amounted to approximately $0.9 million and $0.8 million as of December 31, 2024 and 2023, respectively.

Continued

F-61

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

2.	Summary of Significant Accounting Policies, continued

Accounts Receivable

Accounts receivable consists of amounts due from platform providers for application sales and in-app purchases. As of December 31, 2024, and 2023, all receivables are due from Apple and Google as all revenue is collected via these platforms. As of December 31, 2024, and 2023, the Company did not record an allowance for expected credit losses, as it has not experienced any collection issues and considers both Apple and Google to be high-credit-quality counterparties. Management monitors receivable balances regularly and does not anticipate any losses. Accounts receivable as of January 1, 2023 was $869,776.

Fair Value Measurement

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the input used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – Inputs that are unadjusted, quoted prices in active markets for identical assets, or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instruments’ anticipated life.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers and its Related Amendments (“Topic 606”), which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. Revenue is recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

●	identification of contract(s) with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, performance obligations are satisfied.

Continued

F-62

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

2.	Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The Company satisfies performance obligations either over time or at a point in time, as discussed in further detail below.

Revenue is primarily generated through in-app purchases and subscriptions offered via the Apple App Store and Google Play Store. These purchases include access to premium features such as NGL Pro, which provides enhanced user functionality within the mobile application. Revenue is recognized when the control of the promised goods or services is transferred to the customer, which occurs over the subscription period. The subscription period is weekly. The Company evaluates its contracts to identify distinct performance obligations and allocates the transaction price accordingly. The Company excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction, and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

Apple and Google facilitate the delivery of the application and process all customer payments. Although Apple and Google remit cash to the Company, net of their respective commissions and applicable taxes, the Company has concluded that it is the principal in these transactions. This conclusion is based on the Company’s control over the service (i.e., access to premium features) prior to the transfer to the customer and its primary responsibility for fulfilling the performance obligations under the contract. As a result, revenue is recognized on a gross basis, and platform commissions and fees are presented as cost of revenue.

There are no significant refund liabilities or contract assets as of December 31, 2024 and 2023.

Cost of Revenue

Cost of revenue consists primarily of employee compensation and related expenses directly associated with the delivery and support of the Company’s mobile application services. Additionally, cost of revenue includes commissions and fees retained by Apple and Google for processing in-app purchases and subscriptions.

Software Development Costs

The Company incurs costs related to the development, maintenance, and enhancement of its mobile application and supporting infrastructure. These costs include employee compensation, third-party services, and other direct expenses associated with software engineering and product development. In accordance with ASC 350-40, Internal-Use Software, the Company has evaluated the nature of its development activities and determined that such costs do not meet the criteria for capitalization. As a result, all software and app development costs are expensed as incurred.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Additional information regarding the Company’s commitments and contingencies is provided in Note 5 to the financial statements.

Members’ Equity – Common and Restricted Units

The Company’s equity interests are denominated in common units. Restricted units are comprised of common units that are subject to time-based vesting conditions tied to continued service. The awards are accounted for under ASC 718, Compensation—Stock Compensation (“ASC 718”).

Continued

F-63

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

2.	Summary of Significant Accounting Policies, continued

Members’ Equity – Common and Restricted Units, continued

Restricted units are measured at their grant-date fair value, which is estimated based on the fair value of the Company’s underlying common units at the date of grant using the adjusted net asset value of the Company’s net identifiable assets, adjusted for a discount for lack of marketability.

The restricted units are classified as part of members’ equity because the units do not meet the definition of a liability in accordance with ASC 480, Distinguishing Liabilities from Equity, and equity classification is not precluded under ASC 718. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur. Any equity-based compensation expense related to unvested awards is reversed upon actual forfeiture.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense. These costs were insignificant for each of the years ended December 31, 2024 and 2023.

Income Taxes

The Company has elected to be taxed as a partnership, which results in reporting income and expenses under partnership provisions of the Internal Revenue Code. The Company is not subject to taxation as all income is passed through to the members of the Company. Under those provisions, the Company’s taxable income or loss flows through to the members to be reported on their individual income tax returns. Therefore, no liability for federal and state income tax has been reflected in the financial statements. A franchise fee and an LLC fee, based on revenue, are paid to the State of California, which are included in general and administrative expenses on the statements of income.

The Company is subject to examination by federal authorities for the tax years 2021 through 2024, and California state authorities for the tax years 2020 through 2024. Effective January 1, 2018, a new centralized partnership audit regime allows federal authorities to collect any audit tax assessments, penalties, and interest directly from the Company, rather than the individual members. The Company does not qualify to elect out of the new audit regime.

Penalties and interest expense, if any are assessed by income-taxing authorities and are expensed as incurred. The Company did not have any entity-level uncertain tax positions as of December 31, 2024.

Recently Issued Accounting Pronouncements, Not Yet Adopted

In July 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces a practical expedient and an accounting policy election intended to simplify the application of the credit loss model to current accounts receivable and contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient allows entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. Additionally, nonpublic entities that elect the practical expedient may also elect to consider subsequent cash collections when estimating expected credit losses. ASU 2025-05 is effective for annual and interim periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-05 on its financial statements.

Continued

F-64

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

2.	Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, Not Yet Adopted, continued

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), which introduces a principles-based model for capitalizing internal-use software costs. Under ASU 2025-26, costs may be capitalized once a project is authorized by management and it is probable the software will be completed and used as intended. ASU 2025-26 also consolidates prior guidance on website development into the internal-use software framework. ASU 2025-26 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on its financial statements.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact to its financial statements.

3.	Fair Value Measurement

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows as of December 31:

	2024
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$901,462	$-	$-	$901,462
Mutual funds	901,462	-	-	901,462

Total	$1,802,924	$-	$-	$1,802,924

	2023
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$755,262	$-	$-	$755,262
Mutual funds	756,018	-	-	756,018

Total	$1,511,280	$-	$-	$1,511,280

Continued

F-65

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

4.	Accrued Expenses and Other Current Liabilities

Accrued liabilities consisted of the following as of December 31:

	2024	2023

Accrued legal payable	$48,310	$172,547
Accrued settlement payable	-	2,500,000
Other accrued expenses	69,419	-

Total	$117,729	$2,672,547

5.	Commitments and Contingencies

Litigation

The Company, at times, is involved in claims and legal actions that arise in the normal course of business. Such matters are subject to uncertainties and outcomes that are not predictable with assurance. The Company makes an assessment of the probability of incurring any such losses and whether or not those losses are estimable. Legal costs are expensed as incurred. To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, the Company will either disclose the estimated additional loss or state that such an estimate cannot be made.

Federal Trade Commission and State of California Settlement

In July 2024, the Company entered into a settlement agreement with the Federal Trade Commission (“FTC”) and the State of California relating to alleged violations of the FTC Act, the Restore Online Shoppers’ Confidence Act, the Children’s Online Privacy Protection Act, and California’s Unfair Competition and False Advertising Laws. The settlement resolved claims regarding the Company’s anonymous messaging application, including alleged misrepresentations about message sources, content moderation, and subscription disclosures, as well as alleged collection of personal information from children under 13. Under the terms of the settlement, the Company agreed to pay $5.0 million ($4.5 million to the FTC to be refunded to users and $0.5 million of civil penalties to the State of California), implement compliance measures restricting use to users age 18 and older, and adhere to ongoing compliance monitoring and recordkeeping requirements. The Company paid and recorded the entire settlement expense during the year ended December 31, 2024, following the conclusion of the FTC investigation when the settlement became both probable and reasonably estimable.

Continued

F-66

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

5.	Commitments and Contingencies, continued

Iconic Hearts Settlement

In July 2022, Iconic Hearts Holdings, Inc. (“Iconic Hearts”) filed a lawsuit against the Company in the Superior Court of California, County of Los Angeles, alleging that the Company built a competing anonymous messaging app using Iconic Hearts’ trade secrets and confidential information. The Company denied the use of any Iconic Hearts trade secrets or confidential information throughout the litigation. Iconic Hearts subsequently dismissed several causes of action, leaving claims for breach of contract and trade secret misappropriation. In 2018, a co-founder of the Company was engaged by Iconic Hearts to perform limited software development services, totaling approximately 10 hours, under a Master Development Agreement (“MDA”). Iconic Hearts later alleged that beginning in 2019, the co-founder engaged in discussions with the founder of Iconic Hearts that involved purported trade secrets. Iconic Hearts claimed that the co-founder was verbally provided with information regarding its operations and asserted that the confidentiality provisions of the MDA remained in effect indefinitely. Iconic Hearts did not allege that any written materials or documents containing trade secrets were provided to the co-founder; rather, all information was allegedly conveyed verbally. In December 2023, Iconic Hearts amended its complaint to add additional co-founders of the Company as defendants. In January 2024, the Company filed a separate complaint alleging copyright infringement against Iconic Hearts in federal court. In May 2024, both complaints were resolved via settlement to the satisfaction of all parties, with mutual dismissals of all claims. As part of the settlement, the Company agreed to pay $2.5 million to Iconic Hearts. The Company recorded the entire settlement expense for the year ended December 31, 2023 when the settlement became both probable and reasonably estimable and paid the settlement for the year ended December 31, 2024.

6.	Short-Term Debt, Net

Serengeti Loan and Security Agreement

In July 2024, the Company entered into a loan and security agreement with Serengeti Multi-Series Master LLC (“Lender”), with Serengeti Asset Management, LP acting as the administrative agent. The agreement provides for a term loan commitment of up to $1.1 million, which was fully drawn by the Company. The loan was subject to an original issue discount (“OID”) of 12.5%, or approximately $0.1 million, which is retained by the Lender. The Company remains liable for the full principal amount, inclusive of the OID, and principal payments are due monthly in the amount of $95,250, with all outstanding amounts due at maturity on August 18, 2025.

The loan does not bear a stated interest rate; instead, the OID represents the lender’s compensation. If any payment is not made when due, default interest accrues at a rate of 5% per annum on the overdue amount. The loan is secured by a first priority security interest in substantially all assets of the Company and contains customary affirmative and negative covenants, including minimum cash and revenue requirements, and restrictions on additional indebtedness, liens, mergers, investments, and distributions.

As of December 31, 2024, the outstanding principal balance on the loan, net of the unamortized original issue discount of less than $0.1 million, was approximately $0.6 million.

In April 2025, the loan was fully repaid (see Note 8).

Continued

F-67

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

7.	Members’ Equity

Organization and Capital Structure

As of December 31, 2024 and 2023, there were three members of the Company.

Restricted Units

The Company is authorized to issue 10,000,000 common units. In 2022, the Company issued 9,000,000 restricted units to its three members. The restricted units vest over a term of 48 months, with a one-year cliff vest, provided the member maintain a business relationship as defined in the agreement. Unvested units are subject to forfeiture upon termination of the holder’s business relationship. No restricted units were granted for the years ended December 31, 2024 or 2023.

The following table summarizes the activity for restricted units for the years ended December 31:

	2024	2023	Weighted- Average Grant Date Fair Value

Outstanding at the beginning of the year	7,406,250	9,000,000	$0.32
Forfeited during the year	-	(1,593,750)	$0.32

Outstanding at the end of the year	7,406,250	7,406,250	$0.32

Vested at the beginning of the year	4,171,875	2,437,500	$0.32
Vested during the year	1,687,500	1,734,375	$0.32
Vested at the end of the year	5,859,375	4,171,875	$0.32
Unvested at the beginning of the year	3,234,375	6,562,500	$0.32
Unvested at the end of the year	1,546,875	3,234,375	$0.32

As of December 31, 2024 and 2023, total unrecognized compensation expense related to unvested restricted units was $450,000 and $990,000, respectively, and will be recognized over a weighted-average period of 0.83 and 1.83 years, respectively.

Contributions and Distributions

Members may make capital contributions to the Company and may receive distributions from the Company as determined by the Board of Directors (“Board”), in accordance with the LLC Agreement. All distributions are made pro rata in proportion to the number of common units held. Contributions and distributions from and to members are recorded as adjustments to members’ equity.

Continued

F-68

NGL Labs, LLC

Notes to Financial Statements

December 31, 2024 and 2023

7.	Members’ Equity, continued

Voting and Transfer Restrictions

Each common unit entitles the holder to one vote on matters requiring member approval. Transfers of units are subject to restrictions outlined in the LLC Agreement, including rights of first refusal and requirements for Board and member approval.

Liability

No member is personally liable for the debts or obligations of the Company beyond their capital contributions.

8.	Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2024 through December 5, 2025, the date the financial statements were available to be issued, and has identified the following subsequent events.

Repayment of Short-Term Debt

Subsequent to year-end, the Company repaid in full its outstanding short-term debt under the loan and security agreement with Serengeti Asset Management, LP. The repayment satisfied all obligations under the agreement and released the lender’s security interest in the Company’s assets.

Acquisition of the Company

On December 1, 2025, the Mode Mobile, Inc. completed the acquisition of 100% of the Company’s equity interests. The total consideration was approximately $55.0 million, consisting of cash, buyer stock, and promissory notes, and was subject to customary adjustments and closing conditions. All required due diligence, definitive agreements, and approvals were finalized as part of the transaction.

Management concluded that no additional material subsequent events have occurred since December 31, 2024 that require recognition or disclosure in these financial statements.

F-69

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statements of operations of Mode Mobile, Inc. (“Mode Mobile”) and NGL Labs, LLC (“NGL”) after giving effect to the acquisition and related pro forma adjustments described in the accompanying notes. The unaudited pro forma combined financial information has been derived from the historical financial statements of Mode Mobile and NGL.

The unaudited pro forma combined balance sheet as of June 30, 2025 has been prepared to give effect to the acquisition as if it had occurred on June 30, 2025. The unaudited pro forma combined statement of operations for the six months ended June 30, 2025 has been prepared to give effect to the acquisition as if it had occurred on January 1, 2025. The unaudited pro forma combined statement of operations for the year ended December 31, 2024 has been prepared to give effect to the acquisition as if it had occurred on January 1, 2024.

The unaudited pro forma combined financial information should be read in conjunction with the audited and unaudited historical financial statements of Mode Mobile and NGL and the related notes thereto. Additional information regarding the basis of presentation and the assumptions used in preparing the unaudited pro forma combined financial information is provided in the accompanying notes.

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflect the application of the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, and include a preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on management’s preliminary estimates of fair value, as described in the accompanying notes.

The unaudited pro forma combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the acquisition occurred on the dates assumed, nor is it indicative of the future financial position or results of operations of the combined company. The purchase price allocation is preliminary and subject to change as additional information becomes available and as further analyses are performed.

The unaudited pro forma combined financial information does not reflect the potential impact of current financial conditions, anticipated synergies, operating efficiencies, cost savings, or integration costs that may result from the acquisition. In addition, the unaudited pro forma combined statements of operations exclude certain nonrecurring transaction-related charges and the related tax effects, as described in the accompanying notes to the unaudited pro forma combined financial information.

F-70

Mode Mobile, Inc.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2025

	Mode Mobile, Inc.	NGL Labs, LLC	Pro Forma		Pro Forma
	(Historical)	(Historical)	Adjustments	Notes	Combined
ASSETS
Current assets:
Cash and cash equivalents	$15,984,812	$617,644	$-		$16,602,456
Accounts receivable	3,888,350	1,608,316	-		5,496,666
Prepaid expenses and other current assets	2,429,857	-	-		2,429,857
Investments	-	253,253	-		253,253
Other receivables	79,371	-	-		79,371
Inventory	23,858	-	-		23,858
Total current assets	22,406,248	2,479,213	-		24,885,461

Property, equipment and other assets:
Property and equipment, net	17,464	-	-		17,464
Intangible assets, net	9,804,014	-	21,050,291	(a)	30,854,305
			(2,105,029)	(b)	(2,105,029)
Goodwill	-	-	31,575,436	(a)	31,575,436
Cryptocurrency assets	9,981	-	-		9,981
Nonfungible token assets	51,060	-	-		51,060
	9,882,518	-	50,520,698		60,403,216
Total assets	$32,288,766	$2,479,213	$50,520,698		$85,288,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,667,129	$37,770	$-		$2,704,899
Accrued expenses and other current liabilities	4,421,033	67,170	-		4,488,203
Due to seller	-	-	22,000,000	(a)	22,000,000
Contingent consideration	-	-	3,666,667		3,666,667
Total current liabilities	7,088,162	104,940	25,666,667		32,859,769
Notes payable	-	-	11,000,000	(a)	11,000,000
Loan payable	5,000,000	-	-		5,000,000
Contingent consideration	-	-	3,666,666	(a)	3,666,666
Total liabilities	12,088,162	104,940	40,333,333		52,526,435

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 345,659,651 shares issued	34,566	-	-		34,566
Class A common stock, $0.0001 par value, 2,125,000,000 shares authorized, 627,870,232 shares issued	62,788	-	-		62,788
Class B common stock, $0.0001 par value, 268,000,000 shares authorized, 20,749,794 shares issued	2,075	-	-		2,075
Class C common stock, $0.0001 par value, 12,150,000 shares authorized,10,946,911 shares issued	1,094	-	-		1,094
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, 422,521,070 shares issued	42,242	-	-		42,242
			2,933	(a)	2,933
Additional paid-in capital	28,586,414	-	14,663,734	(a)	43,250,148
Treasury stock	(150,000)	-	-		(150,000)
Accumulated deficit	(8,378,576)	-	(2,105,029)	(b)	(10,483,605)
Members’ equity	-	2,374,273	(2,374,273)	(a)	-
Total stockholders’ equity	20,200,603	2,374,273	10,187,365		32,762,241
Total liabilities and stockholders’ equity	$32,288,766	$2,479,213	$50,520,698		$85,288,677

(a)	To record the purchase price allocation of the NGL Labs, LLC pro forma acquisition, including the recognition of goodwill and intangible assets, purchase price consideration by Mode Mobile, and elimination of NGLs’ equity
(b)	To record amortization on the intangible assets recorded as a result of acquisitions

F-71

Mode Mobile Inc.

Unaudited Pro Forma Combined Statements of Operations

Six Months Ended June 30, 2025

	Mode Mobile, Inc.	NGL Labs, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Net revenues	$9,168,267	$8,298,983	$-		$17,467,250
Cost of net revenues	505,405	2,887,807	-		3,393,212
Gross profit	8,662,862	5,411,176	-		14,074,038

Operating expenses:
Sales and marketing	4,297,627	36,193	-		4,333,820
Legal and professional	-	354,640	-		354,640
Research and development	2,032,470	-	-		2,032,470
General and administrative	3,393,917	254,616	-		3,648,533
Amortization	-	-	2,105,029	(b)	2,105,029
Total operating expenses	9,724,015	645,449	2,105,029		12,474,493

Income (loss) from operations	(1,061,152)	4,765,727	(2,105,029)		1,599,546

Other income (expense), net:
Interest expense, net	-	-	(204,050)	(c)	(204,050)
Amortization of debt discount	-	(54,102)	-		(54,102)
Dividend income	-	30,713	-		30,713
Other income	259,039	-	-		259,039
Total other income (expense), net	259,039	(23,389)	(204,050)		31,600

Net income (loss)	$(802,114)	$4,742,338	$(2,309,079)		$1,631,145

Weighted average common shares outstanding - basic and diluted	1,082,384,886				1,111,718,220
Net income (loss) per common share - basic and diluted	$(0.001)				$0.001

(b)	To record amortization on the intangible assets recorded as a result of acquisitions
(c)	To record interest expense related to promissory notes issued in connection with the NGL acquisition

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Mode Mobile, Inc.

Unaudited Pro Forma Combined Statements of Operations

Year Ended December 31, 2024

	Mode Mobile, Inc.	NGL Labs, LLC	Pro Forma Adjustments	Notes	Pro Forma Combined
Net revenues	$12,165,275	$18,845,959	$-		$31,011,234
Cost of net revenues	1,110,492	6,763,790	-		7,874,282
Gross profit	11,054,783	12,082,169	-		23,136,952

Operating expenses:
Sales and marketing	5,842,705	44,921	-		5,887,626
Legal Settlements	-	5,000,000	-		5,000,000
Legal and Professional	-	2,881,557	-		2,881,557
Research and development	4,240,451	-	-		4,240,451
General and administrative	4,707,651	760,908	-		5,468,559
Amortization	-	-	4,210,058	(b)	4,210,058
Total operating expenses	14,790,807	8,687,386	4,210,058		27,688,251

Income (loss) from operations	(3,736,024)	3,394,783	(4,210,058)		(4,551,299)

Other income (expense), net:
Realized gains on cryptocurrency sales	376,905				376,905
Interest expense, net	-	-	(408,100)	(c)	(408,100)
Amortization of debt discount	-	(92,226)	-		(92,226)
Dividend income	-	52,305	-		52,305
Credit card rewards	-	19,416	-		19,416
Other income*	101,137	147	-		101,284
Total other income (expense), net	478,042	(20,358)	(408,100)		49,584

Net income (loss)	$(3,257,982)	$3,374,425	$(4,618,158)		$(4,501,715)

Weighted average common shares outstanding - basic and diluted	777,639,951				806,973,285
Net loss per common share - basic and diluted	$(0.004)				$(0.006)

(b)	To record amortization on the intangible assets recorded as a result of acquisitions
(c)	To record interest expense related to promissory notes issued in connection with the NGL acquisition

*The presentation of NGL has been conformed based on the financial statement presentation of the Company.

F-73

Mode Mobile, Inc.

Notes to Unaudited Pro Forma Financial Statements

1.	Description of Transactions

On December 1, 2025, Mode Mobile, Inc. (the “Company” or “Mode Mobile”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Mode Mobile, NGL Labs, LLC (“NGL”), NXS Merger Sub I, Inc., NXS Merger Sub II, LLC, and the sellers party thereto. Pursuant to the Merger Agreement, Mode Mobile agreed to acquire 100% of the outstanding equity interests of NGL through a two-step merger transaction, following which NGL will become a wholly owned subsidiary of Mode Mobile.

Under the terms of the Merger Agreement, at the closing of the transaction, NXS Merger Sub I, Inc. will merge with and into NGL, with NGL surviving as a wholly owned subsidiary of Mode Mobile, followed immediately by a second merger in which NGL will merge with and into NXS Merger Sub II, LLC, which will survive as a wholly owned subsidiary of Mode Mobile. The mergers are expected to be treated as integrated steps of a single transaction for U.S. federal income tax purposes.

The aggregate purchase price for the acquisition is based on a base enterprise value of $55.0 million and consists of a combination of cash consideration, equity consideration in the form of Mode Mobile Class AAA common stock, and a promissory note, subject to customary closing adjustments. Equity consideration includes shares to be issued at closing as well as additional shares issuable in first and second tranches following the closing. The number of shares issuable in each tranche is determined by dividing a fixed tranche value of $3.7 million per tranche by the applicable Mode Mobile common stock price, as defined in the Merger Agreement. The first tranche shares are issuable on the one-year anniversary of the closing date, and the second tranche shares are issuable on the two-year anniversary of the closing date, subject to the terms of the Merger Agreement.

The cash consideration includes cash payable at closing and amounts to be funded through subordinated unsecured promissory notes to be issued to the sellers with an aggregate principal and interest amount of $11.0 million. The promissory notes will bear interest at an annual rate of 3.71%, with repayment scheduled in two equal installments due twelve and twenty-four months following the closing date.

The transaction is subject to customary closing conditions, including receipt of all required corporate approvals. Upon completion of the acquisition, the results of operations of NGL will be included in the consolidated financial statements of Mode Mobile from the acquisition date forward.

The acquisition is expected to be accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, Business Combinations. The unaudited pro forma combined financial information reflects a preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on management’s preliminary estimates of fair value. The preliminary purchase price allocation is subject to change as additional information becomes available and as further analyses are completed.

2.	Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined balance sheets and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.

The transactions were accounted for as a business acquisition wherein NGL is the accounting acquiree and Mode Mobile is the accounting acquirer.

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3.	Consideration Transferred

The total fair value of the initial purchase price consideration associated with the NGL acquisition was determined as follows:

Closing consideration shares	$14,666,667	(1)
Contingent consideration - first tranche	3,666,667	(2)
Contingent consideration, noncurrent - second tranche	3,666,666	(2)
Promissory note	11,000,000	(3)
Cash consideration at closing	22,000,000	(4)
	$55,000,000

(1)	Represents the issuance of Class AAA common stock of Mode Mobile, Inc. issued to the sellers at the closing of the acquisition pursuant to the Merger Agreement. The fair value of the closing consideration shares was determined based on the applicable parent common stock price as defined in the Merger Agreement and is reflected as equity consideration in the unaudited pro forma combined balance sheet through the issuance of common stock at par value, with the excess recorded as additional paid-in capital.
(2)

Represents additional equity consideration issuable following the closing pursuant to the Merger Agreement. The additional shares are issuable in deferred tranches based on fixed tranche values and the applicable parent common stock price. The equity consideration pursuant to the first and second tranches has been included as contingent consideration per the pro forma combined balance sheet as the number of shares to be issued, and the applicable common stock price of Mode are variable at the time of the acquisition. The shares to be issued pursuant to the first tranche is included as a current liability.

(3)	Represents subordinated unsecured promissory notes issued to the sellers pursuant to the Merger Agreement with an aggregate principal amount of $11,000,000. The promissory note bears interest at an annual rate of 3.71%, with 50% of the principal payable twelve months after the closing date and the remaining 50% payable twenty-four months after the closing date. The Company’s planned initial recognition of the promissory note is to record the notes payable at its estimated fair value as of the acquisition date, which approximates its stated principal amount.
(4)	Represents the cash consideration payable at closing pursuant to the Merger Agreement. As of June 30, 2025, the cash consideration had not yet been paid and is reflected as due to seller in the unaudited pro forma combined balance sheet. The cash consideration is assumed to be paid at closing for purposes of the unaudited pro forma combined financial statements.

The following table shows the preliminary allocation of the purchase price for NGL to the acquired net identifiable assets and pro forma goodwill:

Assets acquired	$2,479,213
Goodwill	31,575,436
Intangible assets	21,050,291
Liabilities assumed	(104,940)
Total purchase price	$55,000,000

Mode Mobile will record $31,575,436 in pro forma goodwill representing the remaining excess purchase price over the fair value of net assets acquired and liabilities assumed. The Company expects to identify intangible assets such as trademark, developed technology and customer relationships upon the business combination.

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